82-4994

CI Fund Management Inc.

AR/S
12-31-08

Consolidated Financial Statements

~~CI Financial Income Fund~~

December 31, 2008 and 2007

MANAGEMENT'S REPORT TO UNITHOLDERS

Management of CI Financial Income Fund ["CI"] is responsible for the integrity and objectivity of the consolidated financial statements and all other information contained in this document. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are based on management's best information and judgment.

In fulfilling its responsibilities, management has developed internal control systems and procedures designed to provide reasonable assurance that CI's assets are safeguarded, that transactions are executed in accordance with appropriate authorization, and that accounting records may be relied upon to properly reflect CI's business transactions.

The Audit Committee of the Board of Trustees is composed of outside directors who meet periodically and independently with management and the auditors to discuss CI's financial reporting and internal control. The Audit Committee reviews the results of the audit by the auditors and their audit report prior to submitting the consolidated financial statements to the Board of Trustees for approval. The external auditors have unrestricted access to the Audit Committee.

Management recognizes its responsibility to conduct CI's affairs in the best interests of its unitholders.

William T. Holland
Chief Executive Officer

Douglas J. Jamieson
Chief Financial Officer

AUDITORS' REPORT

To the Unitholders of
CI Financial Income Fund

We have audited the consolidated balance sheets of **CI Financial Income Fund** ["CI"] as at December 31, 2008 and 2007, and the consolidated statements of income and comprehensive income, changes in unitholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of CI's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CI as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
February 20, 2009.

CI Financial Income Fund

CONSOLIDATED BALANCE SHEETS

[in thousands of dollars]

As at December 31

	2008 $	2007 $
ASSETS		
Current		
Cash and cash equivalents	**80,081**	55,406
Client and trust funds on deposit	**333,610**	429,016
Securities owned, at market *[note 11]*	**34,776**	69,532
Marketable securities *[note 11]*	**10,774**	24,222
Accounts receivable and prepaid expenses *[notes 12(c) and 15]*	**276,938**	211,629
Income taxes recoverable	**—**	2,348
Future income taxes *[note 16]*	**31**	8,756
Total current assets	**736,210**	800,909
Capital assets, net *[note 4]*	**29,852**	34,938
Deferred sales commissions, net of accumulated amortization of $475,227 [2007 - $445,858] *[note 15]*	**588,935**	540,492
Fund contracts *[note 5]*	**1,014,757**	1,019,436
Goodwill *[note 3]*	**1,125,884**	1,132,926
Other assets *[note 6]*	**98,881**	97,848
	3,594,519	3,626,549
LIABILITIES AND UNITHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[notes 3, 9 and 15]*	**164,874**	230,371
Distributions payable *[note 14]*	**—**	107,636
Client and trust funds payable	**469,355**	472,201
Securities sold short, at market *[note 11]*	**11,195**	28,354
Income taxes payable	**15,481**	16,521
Equity-based compensation *[note 10(b)]*	**95**	27,151
Current portion of long-term debt *[note 7]*	**187,388**	135,325
Total current liabilities	**848,388**	1,017,559
Long-term debt *[note 7]*	**812,013**	792,616
Preferred shares issued by subsidiary *[note 8]*	**19,678**	18,740
Future income taxes *[note 16]*	**312,728**	346,967
Total liabilities	**1,992,807**	2,175,882
Commitments and contingencies *[note 18]*		
Unitholders' equity		
Unit capital *[note 10(a)]*	**1,985,912**	1,788,501
Contributed surplus	**47,587**	39,300
Deficit	**(431,162)**	(377,983)
Accumulated other comprehensive income (loss)	**(625)**	849
Total unitholders' equity	**1,601,712**	1,450,667
	3,594,519	3,626,549

See accompanying notes

On behalf of the Board of Trustees:

William T. Holland, Trustee

G. Raymond Chang, Trustee

CI Financial Income Fund

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

[in thousands of dollars, except per unit amounts]

Years ended December 31

	2008 $	2007 $
REVENUE		
Management fees	**1,163,818**	1,292,726
Administration fees	**265,973**	292,297
Redemption fees	**35,985**	31,521
Gain (loss) on sale of marketable securities	**(2)**	1,698
Other income *[notes 6 and 15]*	**46,138**	36,665
	1,511,912	1,654,907
EXPENSES		
Selling, general and administrative *[note 10(b)(c)]*	**332,581**	346,695
Trailer fees *[note 15]*	**336,071**	368,845
Investment dealer fees	**169,473**	189,132
Amortization of deferred sales commissions and fund contracts	**147,162**	123,478
Interest *[notes 7 and 15]*	**46,608**	39,598
Other *[note 6]*	**32,084**	25,866
Restructuring costs *[note 9]*	**11,000**	—
Impairment of available-for-sale assets *[note 11]*	**11,000**	—
	1,085,979	1,093,614
Income before income taxes	**425,933**	561,293
Provision for (recovery of) income taxes *[note 16]*		
Current	**6,328**	7,427
Future	**(25,751)**	(71,189)
	(19,423)	(63,762)
Net income for the year	**445,356**	625,055
Other comprehensive income (loss), net of tax *[note 11]*		
Unrealized gain (loss) on available-for-sale financial assets, net of income taxes of $164 [2007 - $282]	**545**	1,079
Reversal of (gains) losses to net income on available-for-sale financial assets, net of income taxes of ($389) [2007 - $33]	**(2,019)**	65
Total other comprehensive income (loss), net of tax	**(1,474)**	1,144
Comprehensive income	**443,882**	626,199
Basic earnings per unit *[note 10(e)]*	**$1.60**	$2.21
Diluted earnings per unit *[note 10(e)]*	**$1.59**	$2.21

See accompanying notes

CI Financial Income Fund

CONSOLIDATED STATEMENTS OF CHANGES IN UNITHOLDERS' EQUITY

[in thousands of dollars]

Years ended December 31

	2008 $	2007 $
UNIT CAPITAL *[note 10(a)]*		
Balance, beginning of year	**1,788,501**	1,652,472
Issuance of unit capital	**210,048**	178,615
Unit repurchase, net of issuance of unit capital on vesting of deferred equity units *[note 10(c)]*	**(12,637)**	(42,586)
Balance, end of year	**1,985,912**	1,788,501
CONTRIBUTED SURPLUS *[note 10(a)(c)(d)]*		
Balance, beginning of year	**39,300**	—
Conversion of Rockwater deferred stock units	—	27,338
Compensation expense for deferred equity unit plan	**27,139**	13,956
Issuance of unit capital on vesting of deferred equity units	**(18,852)**	(1,994)
Balance, end of year	**47,587**	39,300
DEFICIT		
Balance, beginning of year	**(377,983)**	(281,425)
Net income for the year	**445,356**	625,055
Cost of units repurchased in excess of stated value *[note 10(a)]*	**(76,602)**	(91,003)
Unit issuance costs *[note 10(a)]*	**(5,265)**	—
Distributions declared *[note 14]*	**(416,668)**	(630,610)
Balance, end of year	**(431,162)**	(377,983)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)		
Balance, beginning of year	**849**	(230)
Other comprehensive income (loss)	**(1,474)**	1,079
Balance, end of year	**(625)**	849
Net change in unitholders' equity during the year	**151,045**	79,850
Unitholders' equity, beginning of year	**1,450,667**	1,370,817
Unitholders' equity, end of year	**1,601,712**	1,450,667

See accompanying notes

CI Financial Income Fund

CONSOLIDATED STATEMENTS OF CASH FLOWS

[in thousands of dollars]

Years ended December 31

	2008	2007
	$	$
OPERATING ACTIVITIES		
Net income for the year	**445,356**	625,055
Add (deduct) items not involving cash		
Loss (gain) on sale of marketable securities	**2**	(1,698)
Impairment of available-for-sale assets	**11,000**	—
Equity-based compensation	**(27,056)**	(15,847)
Amortization of deferred sales commissions and fund contracts	**147,162**	123,478
Amortization of other	**13,854**	13,500
Future income taxes	**(25,751)**	(71,189)
	564,567	673,299
Net change in non-cash working capital balances related to operations	**18,737**	4,312
Cash provided by operating activities	**583,304**	677,611
INVESTING ACTIVITIES		
Purchase of marketable securities	**(1,200)**	(34,125)
Proceeds on sale of marketable securities	**1,948**	27,207
Additions to capital assets	**(9,402)**	(3,943)
Deferred sales commissions paid	**(190,926)**	(179,998)
Additions to other assets	**(399)**	(481)
Cash paid on acquisition, including transaction costs, net of cash and cash equivalents acquired *[note 3]*	**—**	(137,271)
Cash used in investing activities	**(199,979)**	(328,611)
FINANCING ACTIVITIES		
Increase in long-term debt	**71,460**	351,878
Repurchase of unit capital *[note 10(a)]*	**(108,091)**	(115,222)
Issuance of unit capital *[note 10(a)]*	**202,285**	106,252
Repayment of short-term borrowing	**—**	(34,775)
Distributions paid to unitholders *[note 14]*	**(524,304)**	(623,937)
Cash used in financing activities	**(358,650)**	(315,804)
Net increase in cash and cash equivalents during the year	**24,675**	33,196
Cash and cash equivalents, beginning of year	**55,406**	22,210
Cash and cash equivalents, end of year	**80,081**	55,406
Supplemental cash flow information		
Interest paid	**39,563**	36,842
Income taxes paid	**12,387**	13,421

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per unit amounts]

December 31, 2008 and 2007

CI Financial Income Fund ["CI"] is an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to a Declaration of Trust dated May 18, 2006. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning. CI also participates in the underwriting of securities transactions, institutional sales and principal trading.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"].

Basis of presentation

The consolidated financial statements include the accounts of CI, CI Investments Inc. ["CI Investments"], United Financial Corporation ["United"], Assante Wealth Management (Canada) Ltd. ["AWM"], Blackmont Capital Inc. ["Blackmont"] and their subsidiaries. The consolidated financial statements also include the assets and liabilities and results of operations of variable interest entities where CI is the primary beneficiary. Hereinafter, CI and its subsidiaries are referred to as CI.

Revenue recognition

Management fees are based upon the net asset value of the respective funds and are recognized on an accrual basis.

Administration fees and other income are recognized as services are provided under contractual arrangements. Administration fees include commission revenue, which is recorded on a trade date basis, investment banking revenue, which is recorded when earned and is typically the prospectus receipt date, and advisory fees, which are recorded when the services related to the underlying engagements are completed. In addition, administration fees include the realized and unrealized gains and losses on securities owned and sold short that are freely tradable.

Redemption fees payable by securityholders of deferred sales charge mutual funds, the sales commission of which was financed by CI, are recognized as revenue on the trade date of the redemption of the applicable mutual fund securities.

Financial instruments

Financial assets may be classified either as held-for-trading ["HFT"], available-for-sale ["AFS"], held-to-maturity ["HTM"], or loans and receivables and financial liabilities may be classified as either as HFT or other. All financial instruments are initially measured at fair value. After initial recognition, financial instruments classified as HFT or AFS are measured at fair value using quoted market prices in an active market. For financial instruments where an active market does not exist, fair value is based on valuation techniques, unless it is an equity instrument classified as AFS, in which case it is measured at cost. All other financial instruments, which include those classified as HTM investments, loans and receivables and other financial liabilities, are measured at amortized cost using the effective interest rate method. Changes in fair value for financial assets classified as AFS are reflected in other comprehensive income until the financial asset is disposed of or becomes impaired. Changes in fair value of financial instruments, other than those classified as AFS, are reflected in earnings.

Financial instruments included in CI's accounts have the following classifications:

- Cash and cash equivalents are classified as HFT and measured at fair value.
- Client and trust funds on deposit and accounts receivable are classified as loans and receivables and measured at amortized cost.
- Securities owned and sold short, at market, are classified as HFT and measured at fair value.
- Marketable securities are classified as AFS and measured at fair value, unless it is an equity instrument that does not have an active market quotation, in which case it is measured at cost.
- Other assets are classified as loans and receivables and measured at amortized cost, with the exception of a long-term investment asset classified as AFS and measured at fair value.
- Accounts payable, distributions payable, client and trust funds payable, long-term debt and preferred shares issued by subsidiary are classified as other financial liabilities and measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit, highly liquid investments and interest bearing deposits with original maturities of 90 days or less.

Client and trust funds

Client and trust funds on deposit include amounts representing cash held in trust with Canadian financial institutions for clients in respect of self-administered Registered Retirement Savings Plans and Registered Retirement Income Funds, and amounts received from clients for which the settlement date on the purchase of securities has not occurred or accounts in which the clients maintain a cash balance. Client and trust funds on deposit also include amounts for client transactions that are entered into on either a cash or margin basis and recorded on the trade date of the transaction. Amounts are due from clients on the settlement date of the transaction for cash accounts. For margin accounts, CI extends credit to a client for the purchase of securities, collateralized by the financial instruments in the client's account. Amounts loaned are limited by margin regulations of the Investment Industry Regulatory Organization of Canada ["IIROC"] and other regulatory authorities and are subject to CI's credit review and daily monitoring procedures.

The corresponding liabilities related to the above accounts and transactions are included in client and trust funds payable.

Securities owned and sold short

Securities owned and sold short, which are freely tradable, are recorded at market value and any unrealized gain or loss is included in administration fees income. Securities transactions are recorded on a trade-date basis. Market value is based on quoted prices, which is based on "bid" for securities owned and "ask" for securities sold short, where active markets exist. For securities in non-active markets, market value is based on valuation techniques and management's best estimate of fair value.

Marketable securities

Marketable securities consist of investments in mutual fund securities, publicly traded companies and an investment in a private company. Marketable securities are measured at fair value. The fair value of publicly traded companies is determined using quoted market prices. Mutual fund securities are valued using the net asset value per unit of each fund. CI's investment in a private company is valued at cost and adjusted for impairment. Realized and unrealized gains and losses are recognized using average cost. Except for impairment losses, gains and losses in the fair value of marketable securities are recorded as other comprehensive income (loss) until disposed of, at which time any gain or loss is recorded in net income. When a decline in fair value is other than temporary and there is objective evidence of impairment, the cumulative loss that had been recognized directly in other comprehensive income (loss) is removed and recognized in net income, even though the financial asset has not been derecognized.

Collateralized securities transactions

Securities purchased under agreements to resell ["reverse repurchase agreements"] are accounted for as collateralized lending transactions and are recorded at their initial contractual amounts plus accrued interest. Interest earned on the reverse repurchase agreements is included in other income. CI's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and CI may require counterparties to deposit additional collateral or return collateral pledged, when appropriate, to ensure that the market value of the underlying collateral remains sufficient. Substantially all reverse repurchase agreement activities are transacted under master netting agreements that give CI the right, in the event of default, to liquidate collateral held and to set off receivables and payables with the same counterparty.

CI uses securities lending and borrowing primarily to facilitate the securities settlement process. These arrangements are typically short-term in nature, with interest being received on the cash delivered. These transactions are collateralized by either cash or securities and are subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. Interest earned on cash collateral is based on a negotiated rate and is included in other income.

Capital assets

Capital assets are recorded at cost less accumulated amortization. These assets are amortized over their estimated useful lives as follows:

Computer hardware	30% declining balance or straight-line over three to four years
Computer software	Straight-line over two to four years
Office equipment	20% declining balance or straight-line over five to ten years
Leasehold improvements	Straight-line over the term of the lease

Deferred sales commissions

Commissions paid on sales of deferred sales charge mutual funds represent commissions paid by CI to brokers and dealers, and are recorded on the trade date of the sale of the applicable mutual fund securities. Deferred sales commissions are recorded net of any write-down for impairment. CI evaluates the carrying value of deferred sales commissions for potential impairment based on estimated discounted future cash flows from fees earned on the related mutual fund securities. Deferred sales commissions are amortized on a straight-line basis over 84 months from the date recorded, except for low-load mutual fund securities, which are amortized on a straight-line basis over 36 months.

Fund contracts

Fund administration contracts and fund management contracts [collectively, "fund contracts"] are recorded net of any write-down for impairment. CI evaluates the carrying value of fund contracts for potential impairment based on estimated future cash flows. These evaluations are performed on an annual basis or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Fund administration contracts are amortized on a straight-line basis over 25 years. Fund management contracts with a finite life are amortized on a straight-line basis over a period of up to 20 years, depending on the contractual terms of such agreements and management's best estimate of their useful lives. Fund management contracts with an indefinite life are not amortized.

Goodwill

Goodwill is recorded as the excess of purchase price over identifiable assets acquired. Goodwill is allocated to the reporting units and any impairment is identified by comparing the carrying value of a reporting unit with its fair value. If the carrying value of a reporting unit exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit. These evaluations are performed on an annual basis or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Equity-based compensation

CI has an employee incentive unit option plan, which includes a cash settlement option. Compensation expense is recognized and recorded as a liability based upon the intrinsic value of outstanding unit options at the balance sheet date and the proportion of their vesting periods that have elapsed. On the exercise of unit options for cash, the liability recorded with respect to the options is reduced for the settlement. If unit options are exercised for units, the liability recorded with respect to the options and consideration paid by the option holders are credited to unit capital.

CI also has a deferred equity unit plan for senior executives, investment advisors and other key employees whereby deferred equity units ["DEU Awards"] are granted in lieu of compensation. Compensation expense is recognized and recorded as contributed surplus based upon the market value of DEU Awards at the grant date. Forfeitures of DEU Awards reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of DEU Awards, unit capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of unit capital.

Compensation trust

CI uses a compensation trust, which holds CI's Trust units, to fulfill obligations to employees arising from CI's deferred equity unit plan. CI is the primary beneficiary of the trust and therefore, the trust is consolidated in accordance with the principles of CICA Section 1590, Subsidiaries.

Income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per unit

The treasury stock method is used in the calculation of per unit amounts. Basic earnings per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is determined by adjusting the weighted average number of units outstanding for the dilutive effect of DEU Awards under the deferred equity unit plan. The employee incentive unit option plan does not have a dilutive effect on earnings per unit as CI accounts for its unit options as a liability.

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars using historical exchange rates. Revenue and expenses are translated at average rates prevailing during the period. Other foreign currency transactions are translated into Canadian dollars using the exchange rate in effect on the transaction date. Translation exchange gains and losses are included in other income in the period in which they occur.

Comprehensive income

Comprehensive income includes all changes to unitholders' equity other than those resulting from investments by owners and distributions to owners and is presented in the consolidated statement of income and comprehensive income. In addition to net income, it includes other comprehensive income (loss), such as unrealized gains and losses on financial assets classified as AFS and other changes from non-owner sources. Accumulated other comprehensive income (loss) is presented in the consolidated statement of unitholders' equity.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

[in thousands of dollars, except per unit amounts]

2. CHANGE IN ACCOUNTING POLICY

On January 1, 2008, CI adopted CICA Handbook Section 1535, *Capital Disclosures*, Section 3862, *Financial Instruments - Disclosures* and Section 3863, *Financial Instruments - Presentation.*

CICA Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital.

CICA Section 3862 and CICA Section 3863 enhance disclosures to enable users to evaluate the significance of financial instruments, the nature and extent of risks arising from financial instruments and how an entity manages such risks. The new standards require specific qualitative and quantitative disclosures about each type of risk. This includes new requirements to quantify certain risk exposures and to provide sensitivity analysis for some risks.

These new standards result in additional disclosures in the notes to the consolidated financial statements *[see notes 12 and 13]*, but did not have an impact on the financial position or results of operations of CI.

3. BUSINESS ACQUISITION

On April 4, 2007, CI acquired control of Rockwater Capital Corporation ["Rockwater"], a full service investment dealer and portfolio management company, and completed its acquisition of all the outstanding shares during the second quarter of 2007. The acquisition was accounted for using the purchase method and the results of operation have been consolidated from the date of the transaction.

As consideration, CI paid $150,251 in cash and issued 2,631,784 in total of Trust units and Exchangeable LP units. The Trust units and Exchangeable LP units of CI issued as consideration were valued at $27.50 per unit, the weighted average price over the five trading days prior to April 2, 2007, the initial expiry date of the offer to purchase.

[in thousands of dollars, except per unit amounts]

Details of the net assets acquired, at fair value, are as follows:

	$
Cash and cash equivalents	15,487
Client and trust funds on deposit	389,839
Accounts receivable and prepaid expenses	121,919
Securities owned	63,707
Capital assets	12,813
Future income taxes	16,684
Fund management contracts	20,000
Other assets	37,105
Accounts payable and accrued liabilities	(120,780)
Client and trust funds payable	(397,676)
Securities sold short	(22,956)
Short-term borrowing	(34,775)
Other liabilities	(33,004)
Preferred shares issued by subsidiary	(18,100)
Goodwill on acquisition	174,858
	225,121

Details of consideration given, at fair value, are as follows:

	$
Cash	150,251
CI Trust units and Exchangeable LP units	72,363
Transaction costs	2,507
	225,121

The acquired fund management contracts include management contracts with an indefinite life valued at $4,500 and management contracts valued at $15,500, which is being amortized over its finite life of 20 years.

The goodwill on acquisition is not deductible for income tax purposes. Goodwill of $43,400 relates to the Asset Management segment and $131,458 relates to the Asset Administration segment.

Included in other liabilities at the date of acquisition are accruals for severance and exit costs of $19,000, all of which was paid as at December 31, 2008 [December 31, 2007 - $12,233].

[in thousands of dollars, except per unit amounts]

In 2008, CI reduced its legal provision related to the acquisition of Rockwater by $10,000, which was previously included in accounts payable and accrued liabilities. Accordingly, goodwill recorded on the Rockwater acquisition was reduced by $7,042 [net of future income taxes of $2,958]. These adjustments are reflected in the acquisition information presented above.

4. CAPITAL ASSETS

Capital assets consist of the following as at December 31:

	2008		2007	
	Cost	**Accumulated amortization**	**Cost**	**Accumulated amortization**
	$	**$**	**$**	**$**
Computer hardware and software	**33,907**	**29,317**	29,391	20,098
Office equipment	**13,984**	**8,538**	13,059	6,909
Leasehold improvements	**30,877**	**11,061**	26,914	7,419
	78,768	**48,916**	69,364	34,426
Less accumulated amortization	**48,916**		34,426	
Net book value	**29,852**		34,938	

5. FUND CONTRACTS

Fund contracts consist of the following as at December 31:

	2008		2007	
	Cost	**Accumulated amortization**	**Cost**	**Accumulated amortization**
	$	**$**	**$**	**$**
Fund administration contracts	**37,600**	**7,543**	37,600	6,040
Fund management contracts				
Finite life	**27,500**	**9,882**	27,500	6,706
Indefinite life	**967,082**	**—**	967,082	—
	1,032,182	**17,425**	1,032,182	12,746
Less accumulated amortization	**17,425**		12,746	
Net book value	**1,014,757**		1,019,436	

[in thousands of dollars, except per unit amounts]

6. OTHER ASSETS, INCOME AND EXPENSE

Other assets consists mainly of an investment in a limited partnership, long-term accounts receivable, prepaid expenses, deferred charges and loans advanced to employees, investment advisors and capital markets professionals.

CI has an employee unit purchase loan program for key employees. These loans are renewable yearly and bear interest at prescribed rates. As at December 31, 2008, the carrying amount of employee unit purchase loans is $19,333 [December 31, 2007 - $16,317] and is included in other assets. These loans become due immediately upon termination of employment or sale of the units that are held as collateral. As at December 31, 2008, the units held as collateral have a market value of approximately $22,494 [December 31, 2007 - $35,037].

CI has a hiring and retention incentive program whereby loans are extended to investment advisors and capital markets professionals. These loans are initially recorded at their principal amount, may bear interest at prescribed rates and are forgiven on a straight-line basis over the applicable contractual period, which varies in length from three to seven years. The forgiven amount is included in selling, general and administration expenses. As at December 31, 2008, loans to investment advisors and capital markets professionals of $38,656 [December 31, 2007 - $44,127] is included in other assets. These loans become due on demand upon termination or breach in the terms of the agreements.

Other income consists mainly of institutional management fees, custody fees, equity income, interest income and fees earned from collateralized securities transactions. Other expenses consist mainly of institutional management expenses, distribution fees to limited partnerships and capital taxes.

[in thousands of dollars, except per unit amounts]

7. LONG-TERM DEBT

CI has a revolving credit facility with three Canadian chartered banks for general corporate purposes for $1,250,000. Amounts may be borrowed under this facility in Canadian dollars through prime rate loans, which bear interest at the greater of the bank's prime rate plus 0.10% and the Canadian Deposit Offering Rate plus 0.85%, or bankers' acceptances, which bear interest at bankers' acceptance rates plus 1.10%. Amounts may also be borrowed in U.S. dollars through base rate loans, which bear interest at the greater of the bank's reference rate for loans made by it in Canada in U.S. funds plus 0.10% and the federal funds overnight rate plus 0.85%, or LIBOR loans which bear interest at LIBOR plus 1.10%.

CI may also borrow under this facility in the form of letters of credit, which bear a fee of 1.10% on any undrawn portion. As at December 31, 2008, CI had accessed $600 [December 31, 2007 - $720] by way of letters of credit.

Loans are made by the banks under a 364-day revolving credit facility, the term of which may be extended annually at the banks' option. If the banks elect not to extend the term, 50% of the outstanding principal amount shall be repaid in equal quarterly instalments over the following two years, with the remaining 50% of the outstanding principal balance due two years following the first quarter-end payment.

The credit facility is collateralized by a registered general security agreement from CI and certain subsidiaries of CI, assignment of the shares in CI Investments, United, AWM, and certain subsidiaries of AWM, and assignment of the management agreements and redemption fees of CI Investments and United. The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. CI is within its financial covenants with respect to its credit facility, which require that the debt service ratio remains above 1.5:1 and that the debt to earnings before interest, taxes, depreciation and amortization ratio remains below 2.5:1. In addition, CI's assets under management cannot fall below $45 billion for more than seven consecutive business days. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.

As at December 31, 2008, CI had drawn $999,401 [December 31, 2007 - $927,941] on its credit facility in the form of bankers' acceptances of $990,001 [December 31, 2007 - $927,941] and a prime rate loan of $9,400 [December 31, 2007 - nil] at an effective interest rate of 3.17% [December 31, 2007 - 4.90%]. Interest expense attributable to the long-term debt for the year ended December 31, 2008 was $44,963 [December 31, 2007 - $37,775].

[in thousands of dollars, except per unit amounts]

8. PREFERRED SHARES ISSUED BY SUBSIDIARY

As at December 31, 2008, there are 20,662,500 preferred shares issued and outstanding. These preferred shares were issued by a subsidiary of Rockwater on December 31, 2004. The preferred shares vest in equal instalments over a three-year period and will be redeemed or purchased for $1.00 per share, subject to adjustments, on December 31, 2009. The preferred shares do not have any entitlement to dividends nor do they have any voting rights.

9. RESTRUCTURING COSTS

During the year ended December 31, 2008, restructuring costs of $11 million were accrued and include severance payments and exit costs related to the downsizing of CI's activities as a result of market conditions. As at December 31, 2008, restructuring costs of $2.6 million had been paid and $8.4 million is included in accounts payable and accrued liabilities.

10. UNIT CAPITAL

[a] Authorized and issued

A summary of the changes to CI's unit capital is as follows:

Units	Number of units # [in thousands]	Stated value $
Authorized		
An unlimited number of Trust units of CI		
A limited number of Class B limited partner units of Canadian International LP and special voting units of CI ["Exchangeable LP units", which are exchangeable into one Trust unit]		
Trust units, balance, December 31, 2006	133,674	788,513
Issuance of unit capital *[note 3]*	4,443	126,519
Issuance of unit capital on vesting of deferred equity units	71	1,994
Unit repurchase	(4,446)	(28,581)
Conversion from Exchangeable LP units	971	5,785
Trust units, balance, December 31, 2007	134,713	894,230
Issuance of unit capital	15,002	210,048
Issuance of unit capital on vesting of deferred equity units	699	18,852
Unit repurchase	(4,722)	(31,489)
Conversion from Exchangeable LP units	89,065	542,559
Trust units, balance, December 31, 2008	**234,757**	**1,634,200**
Exchangeable LP units, balance December 31, 2006	146,459	863,959
Issuance of unit capital *[note 3]*	1,313	36,097
Conversion to Trust units	(971)	(5,785)
Exchangeable LP units, balance, December 31, 2007	146,801	894,271
Conversion to Trust units	(89,065)	(542,559)
Exchangeable LP units, balance, December 31, 2008	**57,736**	**351,712**
Trust and Exchangeable LP units, December 31, 2007	281,514	1,788,501
Trust and Exchangeable LP units, December 31, 2008	**292,493**	**1,985,912**

[in thousands of dollars, except per unit amounts]

During the year ended December 31, 2008, 3,636,691 Trust units [December 31, 2007 - 3,232,100 units] were repurchased under a normal course issuer bid at an average cost of $22.55 per unit [December 31, 2007 - $26.67 per unit] for a total consideration of $82,007 [December 31, 2007 - $86,198]. Deficit was increased by $57,722 [December 31, 2007 - $64,906] for the cost of the units repurchased in excess of their stated value.

During the year ended December 31, 2008, 1,085,052 Trust units [December 31, 2007 - 1,214,200 units] were repurchased for CI's deferred equity unit plan for total consideration of $26,084 [December 31, 2007 - $29,024] increasing the deficit by $18,880 [December 31, 2007 - $26,097]. Included in the cost of the units repurchased for the year ended December 31, 2007 was $11,339 resulting from the acquisition of Rockwater, which was credited to contributed surplus. In addition, during the year ended December 31, 2007, 581,870 units were issued to the compensation trust, which has been consolidated, at a value of $15,999 in exchange for common shares of Rockwater and was recorded as a unit repurchase and credited to contributed surplus.

On June 19, 2007, CI issued 3,700,000 Trust units, at the market price of $28.67 per unit, by way of private placement, of which, 2,300,000 units were issued to Sun Life Financial Inc., a related party at that time, in exchange for cash.

On December 30, 2008, CI issued 15,000,000 Trust units, at the market price of $14.00 per unit for gross proceeds of $210,000. Unit issuance costs were $9,261, of which $1,498 was paid to CI's subsidiary Blackmont. Non-related party issuance costs of $7,763 [$5,265 net of income taxes] were recorded as a charge against retained earnings.

[b] Employee incentive unit option plan

CI Financial Inc. [the "Company"] had an employee stock option plan [the "Plan"] as amended and restated on April 9, 2003 for the executives and key employees of the Company. On June 30, 2006, as part of the Conversion, the Plan was amended and restated and all options under the Plan were exchanged for unit options [the "Unit Option Plan"]. The unit options are the economic equivalent of the exchanged Company options [except that the unit options will be exercised for Trust units, rather than common shares].

The maximum number of Trust units that may be issued under the Unit Option Plan is 14,000,000 units. As at December 31, 2008, there are 3,437,830 units [December 31, 2007 - 2,878,254 units] reserved for issuance on exercise of unit options. These options vest over periods of up to five years, may be exercised at prices ranging from $12.57 to $41.14 per Trust unit with a total intrinsic value of $1,878 as at December 31, 2008 [December 31, 2007 - $28,929] and expire at dates up to 2013.

A summary of the changes in the Unit Option Plan is as follows:

	Number of options # *[in thousands]*	Weighted average exercise price $
Options outstanding, December 31, 2006	4,539	16.30
Options exercisable, December 31, 2006	1,774	14.79
Conversion of Rockwater stock options	398	35.96
Options exercised	(1,943)	15.26
Options cancelled	(116)	38.75
Options outstanding, December 31, 2007	2,878	18.80
Options exercisable, December 31, 2007	2,103	18.98
Options granted	**973**	**12.57**
Options exercised	**(321)**	**15.08**
Options cancelled	**(92)**	**32.11**
Options outstanding, December 31, 2008	**3,438**	**17.03**
Options exercisable, December 31, 2008	**2,460**	**18.78**

In conjunction with the acquisition of Rockwater, the outstanding stock options of Rockwater were converted to unit options under CI's Unit Option Plan.

The option component of equity-based compensation expense recovery under the Unit Option Plan for the year ended December 31, 2008 of $24,474 [December 31, 2007 - expense of $12,316] has been included in selling, general and administrative expenses.

Options outstanding and exercisable as at December 31, 2008 are as follows:

Exercise price $	Number of options outstanding #	Weighted average remaining contractual life [years]	Number of options exercisable #
	[in thousands]		[in thousands]
12.57	973	4.9	—
15.59	425	0.3	425
17.04	647	1.4	647
18.15	1,207	1.5	1,207
18.94	14	2.0	14
19.34	2	1.6	2
20.02	5	1.3	5
23.06	11	2.1	7
23.09	3	2.8	2
26.70	8	1.0	8
29.95	3	0.6	3
33.20	5	0.4	5
41.14	135	0.1	135
12.57 to 41.14	3,438	2.2	2,460

[c] Deferred equity unit plan

CI has a deferred equity unit plan ["DEU Plan"] for senior executives, investment advisors and other key employees. DEU Awards are granted to eligible participants in lieu of compensation and vest over a period of up to three years. Each vested DEU Award entitles the participant to receive one Trust unit of CI. Compensation expense is recognized and credited to contributed surplus. Upon vesting, amounts previously recorded as contributed surplus are credited to unit capital.

During the year ended December 31, 2008, CI credited contributed surplus for $27,139 [December 31, 2007 - $13,956] related to compensation of which, $3,340 related to the acceleration of vesting provision for certain employees. During the year ended December 31, 2008, CI credited unit capital for $18,852 [December 31, 2007 - $1,994] on vesting of 699,000 [December 31, 2007 - 71,000] DEU Awards. As at December 31, 2008, the unamortized value of DEU Awards outstanding is $2,847 [December 31, 2007 - $6,341].

[d] Compensation trust

CI uses a compensation trust to acquire Trust units on the open market in order to fulfill its obligations under the DEU Plan.

A summary of the changes in the DEU Awards outstanding and the Trust units repurchased by the compensation trust for the DEU Plan is as follows:

	Number of awards/units *[in thousands]*
DEU Awards outstanding, December 31, 2006	—
Granted	824
Conversion of Rockwater deferred stock units	958
Cancelled	(36)
Vested	(71)
DEU Awards outstanding, December 31, 2007	1,675
Granted	1,169
Cancelled	(145)
Vested	(699)
DEU Awards outstanding, December 31, 2008	**2,000**
Trust units held by the compensation trust, December 31, 2006	—
Units repurchased for DEU Plan	1,214
Conversion of Rockwater deferred stock units	582
Released on vesting	(71)
Trust units held by the compensation trust, December 31, 2007	1,725
Units repurchased for DEU Plan	1,085
Released on vesting	(699)
Trust units held by the compensation trust, December 31, 2008	**2,111**

In conjunction with the acquisition of Rockwater, the outstanding deferred stock units of Rockwater were converted to deferred equity units under CI's DEU Plan.

[e] Basic and diluted earnings per unit

The weighted average number of units outstanding for the year ended December 31 is as follows:

	2008	2007
	[in thousands]	
Basic	**278,658**	282,214
Diluted	**280,534**	283,301

[f] Maximum share dilution

The following table presents the maximum number of shares that would be outstanding if all the outstanding options as at January 31, 2009 were exercised:

	[in thousands]
Units outstanding at January 31, 2009	293,359
DEU Awards outstanding	1,193
Options to purchase units	3,432
	297,984

[in thousands of dollars, except per unit amounts]

11. FINANCIAL INSTRUMENTS

Financial instruments are classified according to the following categories as at December 31, 2008.

	Held-for-trading $	Designated as held-for-trading $	Available-for-sale $	Loans and receivables or other financial liabilities $
Cash and cash equivalents	80,081	—	—	—
Client and trust funds on deposit	—	—	—	333,610
Securities owned, at market	—	34,776	—	—
Marketable securities	—	—	10,774	—
Accounts receivable	—	—	—	268,103
Other assets	—	—	8,176	90,705
Total financial assets	80,081	34,776	18,950	692,418
Accounts payable and accrued liabilities	—	—	—	164,874
Client and trust funds payable	—	—	—	469,355
Securities sold short, at market	—	11,195	—	—
Long-term debt	—	—	—	999,401
Preferred shares issued by subsidiary	—	—	—	19,678
Total financial liabilities	—	11,195	—	1,653,308

[in thousands of dollars, except per unit amounts]

Financial instruments are classified according to the following categories as at December 31, 2007.

	Held-for-trading $	Designated as held-for-trading $	Available-for-sale $	Loans and receivables or other financial liabilities $
Cash and cash equivalents	55,406	—	—	—
Client and trust funds on deposit	—	—	—	429,016
Securities owned, at market	—	69,532	—	—
Marketable securities	—	—	24,222	—
Accounts receivable	—	—	—	206,088
Other assets	—	—	11,889	85,959
Total financial assets	55,406	69,532	36,111	721,063
Accounts payable and accrued liabilities	—	—	—	230,371
Distribution payable	—	—	—	107,636
Client and trust funds payable	—	—	—	472,201
Securities sold short, at market	—	28,354	—	—
Long-term debt	—	—	—	927,941
Preferred shares issued by subsidiary	—	—	—	18,740
Total financial liabilities	—	28,354	—	1,756,889

Financial assets and liabilities classified as held-for-trading are measured at fair value. Gains and losses recorded on these financial instruments are reflected in net income.

[in thousands of dollars, except per unit amounts]

Securities owned and sold short classified as held-for-trading, consist of the following at December 31:

	2008		2007	
	Securities owned $	**Securities sold short $**	**Securities owned $**	**Securities sold short $**
Money market instruments				
CAD money market	**6,618**	**206**	7,685	—
USD money market	**8,789**	**—**	5,904	—
	15,407	**206**	13,589	—
Bonds				
U.S. and Cdn. government backed	**12,737**	**9,018**	14,152	11,518
Corporate	**5,092**	**1,821**	26,969	15,571
	17,829	**10,839**	41,121	27,089
Equity securities				
Listed securities	**866**	**150**	12,737	1,265
Broker warrants	**674**	**—**	2,085	—
	1,540	**150**	14,822	1,265
	34,776	**11,195**	69,532	28,354

As at December 31, 2008, corporate and government debt maturities range from 2009 to 2041 [December 31, 2007 - 2008 to 2034] and bear interest at ranges from 2.70% to 11.60% [December 31, 2007 - 2.70% to 12.75%].

Available-for-sale assets include CI's marketable securities which are reflected at fair value with the exception of a privately held investment carried at cost less impairment. During the third quarter of 2008, CI determined that its investment in the privately held investment became permanently impaired and adjusted the cost and carrying value of marketable securities by $5,000. This impairment adjustment was recognized in net income as an impairment of available-for-sale assets. In the fourth quarter of 2008, CI determined that the fair value decline of $6,000 in its publicly held securities was other than temporary. The total unrealized loss of $6,000 in publicly held securities is recorded in net income as an impairment of available-for-sale assets. This amount includes the reversal of unrealized gains of $2,019 [net of income taxes of $389] previously recorded as accumulated other comprehensive income in prior periods.

Available-for-sale assets also includes a long-term investment of $8,176 [December 31, 2007 - $11,889] which does not have an active equity market. This investment is carried at cost less impairment.

Loans and receivables or other financial liabilities are initially reflected at cost and subsequently measured at amortized cost, with the exception of trade receivables and payables which are carried at cost which approximates fair value and related party transactions which are reflected at cost.

12. RISK MANAGEMENT

Risk management is an integrated process with independent oversight. CI's compliance group has established a control environment that ensures risks are reviewed regularly and that risk controls throughout CI are operating in accordance with regulatory requirements. CI's senior management takes an active role in the risk management process by reviewing policies and procedures within each business segment and assessing and mitigating the various financial risks that could impact CI's financial position and results of operations.

CI's financial instruments bear the following financial risks:

[a] Market risk

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity prices. Management of CI's market risk is the responsibility of the Chief Financial Officer. The corporate finance group reviews the exposure to interest rate risk, foreign currency risk and equity risk by identifying, monitoring and reporting potential market risks to the Chief Financial Officer. A description of each component of market risk is described below:

- Interest rate risk is the risk of gain or loss due to the volatility of interest rates.
- Foreign exchange risk is the risk of gain or loss due to volatility of foreign exchange rates.
- Equity risk is the risk of gain or loss due to the changes in the prices and the volatility of individual equity instruments and equity indexes.

[in thousands of dollars, except per unit amounts]

[i] Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Fluctuations in interest rates have a direct impact on the interest payments CI makes on its long-term debt. Debt outstanding is borrowed at a floating interest rate. The existing credit facility provides CI with the option of fixing interest rates, should CI change its view on its exposure to rising interest rates. Based on the amount borrowed under the facility as at December 31, 2008, each 50 basis point increase or decrease in interest rates would result in annual interest expense increasing or decreasing by $5 million, respectively.

[ii] Foreign exchange risk

As at December 31, 2008, net financial assets of $13 million were denominated in U.S. currency. A 10% increase or decrease in U.S. exchange rates would result in a foreign exchange gain or loss of $1.3 million, respectively. CI may enter into forward contracts to manage its foreign exchange exposure.

Forward contracts outstanding as at December 31, 2008 are as follows:

	Notional amount $	Average price $	Maturity date	Spot rate %	Fair value $
To sell U.S. dollars	**2,657**	**1.2082**	**April 30, 2009**	**1.2188**	**28**
To buy U.S. dollars	**7,454**	**1.2191**	**March 31, 2009**	**1.2188**	**2**

Forward contracts outstanding as at December 31, 2007 are as follows:

	Notional amount $	Average price $	Maturity date	Spot rate %	Fair value $
To sell U.S. dollars	2,182	0.9903	January 4, 2008	0.9984	(18)
To buy U.S. dollars	4,424	0.9856	January 4, 2008	0.9984	56

[in thousands of dollars, except per unit amounts]

[iii] Equity risk

CI's marketable securities of $10,774 and securities owned net of securities sold short of $23,581 are exposed to equity risk. Based on the carrying balance of these assets at December 31, 2008, an increase or decrease in equity market prices by 10% would result in estimated gains or losses of $3.4 million, respectively.

[b] Liquidity risk

Liquidity risk arises from the possibility that CI will encounter difficulties in meeting its financial obligations as they fall due. CI manages its liquidity risk through a combination of cash received from operations as well as borrowings under its revolving credit facility. Liquidity is monitored through a daily cash management process that includes the projection of cash flows to ensure CI meets its funding obligations.

CI's liabilities have contractual maturities, excluding interest payments, as follows:

	Total $	2009 $	2010 $	2011 $
Accounts payable and accrued liabilities	164,874	164,874	—	—
Client and trust funds payable	469,355	469,355	—	—
Securities sold short, at market	11,195	11,195	—	—
Long-term debt	999,401	187,388	249,850	562,163
Preferred shares issued by subsidiary	19,678	—	19,678	—
Total	1,664,503	832,812	269,528	562,163

[c] Credit risk

Credit risk arises from the potential that investors, clients or counterparties fail to satisfy their obligations.

As at December 31, 2008, financial assets of $700,594, represented by client and trust funds on deposit of $333,610, accounts receivable of $268,103 and other assets of $98,881, were exposed to credit risk. CI does not have a significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of each individual counterparty and holding collateral where appropriate.

[in thousands of dollars, except per unit amounts]

Client and trust funds on deposit consist mainly of cash deposits or unsettled trade receivables. CI may also extend amounts to clients on a margin basis for security purchases. Collateral is provided in margin accounts by each client in the form of securities purchased and/or other securities and cash balances. The credit extended is limited by regulatory requirements and by CI's internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties.

Accounts receivable consists primarily of trade receivables that are outstanding for less than 90 days. Included in accounts receivable and prepaid expenses are securities lending and borrowing and reverse repurchase agreements, classified as loans and receivables.

Securities lending and borrowing and reverse repurchase agreements consist of the following as at December 31, 2008:

	Cash		Securities	
	Loaned or delivered as collateral $	**Borrowed or received as collateral $**	**Borrowed or received as collateral $**	**Loaned or delivered as collateral $**
Securities lending and borrowing	**30,672**	**3,128**	**30,803**	**2,425**
Reverse repurchase agreements	**88,500**	—	**87,399**	—

Securities lending and borrowing and reverse repurchase agreements consist of the following as at December 31, 2007:

	Cash		Securities	
	Loaned or delivered as collateral $	**Borrowed or received as collateral $**	**Borrowed or received as collateral $**	**Loaned or delivered as collateral $**
Securities lending and borrowing	46,780	23,828	46,481	21,224
Reverse repurchase agreements	38,477	—	38,498	—

CI uses securities lending and borrowing and reverse purchase agreements primarily to facilitate the securities settlement process. These transactions are typically short-term in nature, fully collateralized by either cash or securities and are subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral

[in thousands of dollars, except per unit amounts]

received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. Cash loaned or delivered as collateral is included in accounts receivable and cash borrowed or received as collateral is included in accounts payable.

Other assets primarily represent loans granted under CI's employee unit purchase plan and loans extended to investment advisors and capital market professionals under CI's hiring and incentive program. Employee loans are collateralized by CI units and become due immediately upon termination of the employee or upon the sale of the units held as collateral. Commissions may be used to offset loan amounts made to investment advisors or capital market professionals in the event of default. Credit risk associated with other assets is limited given the nature of the relationship with the counterparties.

13. CAPITAL MANAGEMENT

CI's objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term unitholder value, while satisfying its financial obligations and meeting its long-term debt covenants.

CI's capital is comprised of unitholders' equity, long-term debt (including current portion of long-term debt) and preferred shares issued by subsidiary. CI's senior management is responsible for the management of capital. CI's Board of Trustees is responsible for reviewing and approving CI's capital policy and management.

CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. As at December 31, 2008, CI met its capital requirements.

CI's capital consists of the following as at December 31:

	2008 $	2007 $
Unitholders' equity	**1,601,712**	1,450,667
Long-term debt	**999,401**	927,941
Preferred shares issued by subsidiary	**19,678**	18,740
Total capital	**2,620,791**	2,397,348

[in thousands of dollars, except per unit amounts]

14. DISTRIBUTIONS

Distributions are declared quarterly to unitholders of record on or about the last business day of each month and are paid on or about the 15th of the following month. The Board of Trustees of CI is required to declare distributions in the amount of the distributable cash flows for each period. Distributable cash flow is the cash flow of CI adjusted, at the discretion of the Board of Trustees, for certain factors, including consideration of recent and anticipated cash flow.

Distributions declared during the years ended December 31, 2007 and 2008 were as follows:

Record date	Payment date	Cash distribution per Trust unit $	Cash distribution per Exchangeable LP unit $	Total distribution amount $
January 1, 2007	January 15, 2007	0.0900	0.0900	25,327
January 31, 2007	February 15, 2007	0.1800	0.1800	50,424
February 28, 2007	March 15, 2007	0.1800	0.1800	50,543
March 31, 2007	April 13, 2007	0.1800	0.1800	50,397
April 30, 2007	May 15, 2007	0.1800	0.1800	50,824
May 31, 2007	June 15, 2007	0.1800	0.1800	50,836
June 30, 2007	July 13, 2007	0.1800	0.1800	51,529
July 31, 2007	August 15, 2007	0.1800	0.1800	51,528
August 31, 2007	September 14, 2007	0.1900	0.1900	54,392
September 30, 2007	October 15, 2007	0.1900	0.1900	54,392
October 31, 2007	November 15, 2007	0.1900	0.1900	54,368
November 30, 2007	December 14, 2007	0.1900	0.1900	54,165
December 31, 2007	January 15, 2008	0.1400	0.1400	39,709
January 1, 2008	January 15, 2008	0.0500	0.0500	14,109
January 31, 2008	February 15, 2008	0.1900	0.1900	53,818
February 29, 2008	March 13, 2008	0.1600	0.1600	43,687
March 31, 2008	April 14, 2008	0.1600	0.1600	45,785
April 30, 2008	May 14, 2008	0.1600	0.1600	43,607
May 31, 2008	June 12, 2008	0.1700	0.1700	47,560
June 30, 2008	July 14, 2008	0.1700	0.1700	47,865
July 31, 2008	August 14, 2008	0.1700	0.1700	47,656
August 31, 2008	September 12, 2008	0.1700	0.1700	46,283
September 30, 2008	October 14, 2008	0.1700	0.1700	47,609
October 31, 2008	November 13, 2008	0.1700	0.1700	46,616

[in thousands of dollars, except per unit amounts]

15. RELATED PARTY TRANSACTIONS

On October 6, 2008, Sun Life Financial Inc. ["Sun Life"] announced the sale of its 37% interest in CI to Bank of Nova Scotia ["Scotiabank"] for $22.00 per unit for a total consideration of $2.3 billion. The transaction closed on December 12, 2008 and as a result, Sun Life is no longer a related party of CI and Scotiabank became a related party for financial reporting purposes.

CI entered into transactions related to the advisory and distribution of its mutual and segregated funds with Sun Life. These transactions were in the normal course of operations and were recorded at the agreed upon exchange amounts. During the period from January 1, 2008 to December 12, 2008, CI incurred charges for deferred sales commissions of $41,844 [year ended December 31, 2007 - $46,366], and trailer fees of $90,280 [year ended December 31, 2007 - $101,713] which were paid or payable to Sun Life.

CI entered into transactions related to the advisory and distribution of its mutual funds with Scotiabank. These transactions were in the normal course of operations and were recorded at the agreed upon exchange amounts. During the period from December 13, 2008 to December 31, 2008, CI incurred charges for deferred sales commissions of $197, and trailer fees of $259 which were paid or payable to Scotiabank. The balance payable to Scotiabank as at December 31, 2008 of $422 is included in accounts payable and accrued liabilities.

Scotiabank is the administrative agent for CI's revolving credit facility. As at December 31, 2008, CI had drawn long-term debt of $999,401 in the form of bankers' acceptances of $990,001 and a prime rate loan of $9,400. During the period December 13, 2008 to December 31, 2008, interest and stamping fees of $1,395 was recorded as interest expense.

During 2008, CI provided a demand loan to one of its managed funds pursuant to a promissory note agreement. The loan facility is for a maximum of $50 million and interest is calculated at market rates. The loan is secured by the assets of the fund. As at December 31, 2008, $32,605 is outstanding, including accrued interest, and is included in accounts receivable and prepaid expenses. During the year ended December 31, 2008, interest of $312 was recorded and included in other income.

16. INCOME TAXES

CI qualifies as a "mutual fund trust" as defined in the Income Tax Act (Canada) ["Tax Act"]. CI intends to make sufficient distributions of its net income for tax purposes and net realized capital gains each year such that it will generally not be liable in that year for income tax under Part I of the Tax Act. Canadian International LP is not subject to tax under the Tax Act. Each partner is required to include in computing the partner's income for a particular taxation year the partner's

[in thousands of dollars, except per unit amounts]

share of the net income or loss of Canadian International LP. All corporate subsidiaries of CI are subject to tax and their income tax expense is reflected in the consolidated financial statements.

On June 12, 2007, federal legislation was substantively enacted to impose a tax, at a rate of 31.5%, on distributions paid by publicly traded income trusts effective January 1, 2011. Prior to this, CI estimated the future income tax relating to certain future tax liabilities at a nil effective tax rate. As a result of the new legislation, CI was required to record a future tax liability on the post 2010 reversals of temporary differences at a rate of 31.5%. This resulted in an increase in future income tax liability and corresponding income tax expense of $5,385 during the year ended December 31, 2007.

On October 31, 2007, the federal government proposed that the federal corporate income tax rates for 2008 to 2012 and later years be reduced from the then enacted range of 20.5% to 18.5% to the reduced rate range of 19.5% to 15%. On December 14, 2007, these tax rate changes became substantively enacted. As a result, CI's net future income tax liability was reduced by $36,423, which was recognized during the year ended December 31, 2007.

The following is a reconciliation between CI's statutory and effective income tax rates for the year ended December 31:

	2008 %	2007 %
Combined Canadian federal and provincial income tax rate	**33.4**	36.0
Increase (decrease) in income taxes resulting from		
Income distributed to unitholders	**(37.9)**	(41.0)
Impact of rate changes on future income taxes	**(1.7)**	(6.8)
Other, net	**1.6**	0.4
	(4.6)	(11.4)

[in thousands of dollars, except per unit amounts]

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of CI's future income tax liabilities and assets are as follows at December 31:

	2008 $	2007 $
Future income tax liabilities		
Fund contracts	**283,312**	284,702
Deferred sales commissions	**181,325**	171,768
Other	**2,235**	3,969
Total future income tax liabilities	**466,872**	460,439
Future income tax assets		
Equity-based compensation	**31**	8,756
Non-capital loss carryforwards	**121,637**	85,282
Other	**32,507**	28,190
Total future income tax assets	**154,175**	122,228
Net future income tax liabilities	**312,697**	338,211

The net future income tax liabilities are classified in the consolidated balance sheets as follows at December 31:

	2008 $	2007 $
Current future income tax assets	**31**	8,756
Non-current future income tax liabilities	**312,728**	346,967

17. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and financial position of CI Investments and United excluding AWM, which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

[in thousands of dollars, except per unit amounts]

The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Segmented information as at and for the year ended December 31, 2008 is as follows:

	Asset management $	Asset administration $	Intersegment elimination $	Total $
Management fees	1,163,818	—	—	1,163,818
Administration fees	—	366,574	(100,601)	265,973
Other revenue	48,261	33,860	—	82,121
Total revenue	1,212,079	400,434	(100,601)	1,511,912
Selling, general and administrative	199,240	133,341	—	332,581
Trailer fees	350,275	—	(14,204)	336,071
Investment dealer fees	—	251,964	(82,491)	169,473
Amortization of deferred sales commissions and fund contracts	148,479	1,504	(2,821)	147,162
Other expenses	21,500	10,584	—	32,084
Total expenses	719,494	397,393	(99,516)	1,017,371
Income before income taxes and non-segmented items	492,585	3,041	(1,085)	494,541
Restructuring costs	—	—	—	(11,000)
Impairment of available-for-sale assets	—	—	—	(11,000)
Interest expense	—	—	—	(46,608)
Recovery of income taxes	—	—	—	19,423
Net income for the year				445,356
Identifiable assets	2,030,039	452,882	(14,286)	2,468,635
Goodwill	858,703	267,181	—	1,125,884
Total assets	2,888,742	720,063	(14,286)	3,594,519

[in thousands of dollars, except per unit amounts]

Segmented information as at and for the year ended December 31, 2007 is as follows:

	Asset management $	Asset administration $	Intersegment elimination $	Total $
Management fees	1,292,726	—	—	1,292,726
Administration fees	—	402,578	(110,281)	292,297
Other revenue	55,618	14,266	—	69,884
Total revenue	1,348,344	416,844	(110,281)	1,654,907
Selling, general and administrative	242,055	104,640	—	346,695
Trailer fees	384,045	—	(15,200)	368,845
Investment dealer fees	—	280,215	(91,083)	189,132
Amortization of deferred sales commissions and fund contracts	124,214	1,504	(2,240)	123,478
Other expenses	18,705	7,161	—	25,866
Total expenses	769,019	393,520	(108,523)	1,054,016
Income before income taxes and non-segmented items	579,325	23,324	(1,758)	600,891
Interest expense	—	—	—	(39,598)
Recovery of income taxes	—	—	—	63,762
Net income for the year				625,055
Identifiable assets	1,988,253	517,973	(12,603)	2,493,623
Goodwill	858,703	274,223	—	1,132,926
Total assets	2,846,956	792,196	(12,603)	3,626,549

[in thousands of dollars, except per unit amounts]

18. COMMITMENTS AND CONTINGENCIES

Lease commitments

CI has entered into leases relating to the rental of office premises and computer equipment. The approximate future minimum annual rental payments under such leases are as follows:

	$
2009	19,144
2010	12,637
2011	7,936
2012	5,682
2013	4,498
2014 and thereafter	4,270

Unitholder advisor agreements

CI is a party to unitholder advisor agreements, which provide that the unitholder advisor has the option to require CI to purchase a practice that cannot otherwise be transitioned to a qualified buyer. The purchase price would be in accordance with a pre-determined formula contained in the unitholder advisor agreements.

Indemnities

CI has agreed to indemnify its trustees, directors and officers, and certain of its employees in accordance with its by-laws. CI maintains insurance policies that may provide coverage against certain claims.

Litigation

CI is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the financial position or results of operations of CI.

[in thousands of dollars, except per unit amounts]

19. FUTURE ACCOUNTING CHANGES

[a] Goodwill and intangible assets

The Canadian Accounting Standards Board ["AcSB"] has issued Section 3064, *Goodwill and Intangible Assets*, applicable for annual and interim periods beginning on or after October 1, 2008. Section 3064 provides revised guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CI will adopt the new standard effective January 1, 2009 and does not expect it to materially impact its financial position or results of operations.

[b] International Financial Reporting Standards

In February 2008, the AcSB confirmed that all Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ["IFRS"] for years beginning on or after January 1, 2011. CI will adopt IFRS for the year beginning January 1, 2011 and will present the interim and annual consolidated financial statements including comparative 2010 financial statements in accordance with IFRS.

CI has developed a transition plan for the changeover to IFRS. During the first half of 2009, CI will assess the impact of IFRS on accounting policies and implementation decisions; information technology and data systems; financial statement presentation and disclosures; internal control over financial reporting; disclosure controls and procedures and business activities including the impact on debt covenants. Following this assessment, an implementation plan will be developed to transition CI's financial reporting process, including internal controls and information systems to IFRS. During 2010, CI will internally report its financial results in accordance with IFRS in preparation of adoption on January 1, 2011.

CI is currently in the process of assessing the differences between IFRS and Canadian GAAP, as well as the alternatives available upon adoption. The impact these differences may have on the financial results has not been yet been determined and will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations.

20. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation in the current year.

21. SUBSEQUENT EVENTS

On January 1, 2009, CI completed its conversion from an income trust to a corporation. The conversion was implemented pursuant to a plan of arrangement under the Business Corporations Act (Ontario). Under the plan of arrangement, all of the Trust units and Exchangeable LP units have been exchanged for common shares of CI Financial Corp. on a one-for-one basis. Subsequent consolidated financial statements of CI Financial Corp. will be prepared using the continuity of interest in the assets, liabilities and operations of CI. The common shares of CI Financial Corp. trade on the Toronto Stock Exchange under the symbol "CIX".

RECEIVED
2009 APR 29 P 12:24
OFFICE OF INTERNATIONAL

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") dated February 18, 2009 presents an analysis of the financial position of CI Financial Income Fund and its subsidiaries ("CI") as at December 31, 2008, compared with December 31, 2007, and the results of operations for the quarter ended and year ended December 31, 2008, compared with the quarter and year ended December 31, 2007.

Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") and amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. ("CI Investments"), United Financial Corporation ("United"), Assante Wealth Management (Canada) Ltd. ("AWM") and Blackmont Capital Inc. ("Blackmont"). The Asset Management segment of the business includes the operating results and financial position of CI Investments, United, and KBSH Capital Management Inc. ("KBSH"). The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including Assante Capital Management Ltd. ("ACM") and Assante Financial Management Ltd. ("AFM").

This MD&A contains forward-looking statements with respect to future financial performance, strategy and business conditions. These statements are based on current expectations, estimates about the markets in which we operate and management's beliefs and assumptions regarding these markets. These statements are subject to risks and uncertainties, which may prove to be inaccurate. Therefore actual results may differ materially from current expectations and those expressed or implied by CI. Factors that may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, global financial markets, legislative and regulatory changes, industry competition, technological developments and catastrophic events. For a more complete discussion of the risk factors that may impact actual results, please refer to the "Risk Factors" section of this MD&A and to the "Risk Factors" section of CI's Annual Information Form ("AIF) dated February 29, 2008 and subsequently filed AIFs, which are available at www.sedar.com. The reader is cautioned against undue reliance on these forward-looking statements.

This MD&A includes several non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of these financial measures in analyzing CI's results. These non-GAAP measures and reconciliations to GAAP, where necessary, are shown as highlighted footnotes to the discussion throughout the document.

Selected Annual Information
(millions, except per unit amounts)

	Year ended December 31, 2008	Year ended December 31, 2007	Twelve months ended December 31, 2006
Total revenue	$1,511.9	$1,654.9	$1,365.6
Total expenses	1,086.0	1,093.6	861.0
Income before income taxes	$425.9	$561.3	$504.6
Income taxes	(19.4)	(63.8)	32.7
Net income	$445.4	$625.1	$471.9
Earnings per unit	$1.60	$2.21	$1.66
Distributions paid per unit	$1.88	$2.20	$1.425
Total assets	$3,594.5	$3,626.5	$2,739.4
Total long-term debt	$999.4	$927.9	$576.1
Units outstanding	292.493	281.514	280.133
Average units outstanding	278.658	282.214	284.232

Summary of Quarterly Results
(millions of dollars, except per unit amounts)

	2008				2007			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Management fees	243.3	302.7	316.9	301.0	322.2	326.3	329.7	314.6
Administration fees	58.7	60.0	72.8	74.4	81.3	75.6	94.6	40.8
Other revenues	22.4	18.4	19.0	22.3	23.6	15.9	16.7	13.6
Total revenues	324.4	381.1	408.7	397.7	427.1	417.8	441.0	369.0
Selling, general and administrative	79.8	80.3	94.7	77.8	92.4	88.5	92.4	73.4
Trailer fees	70.7	88.1	91.4	85.9	93.8	92.9	93.1	89.0
Investment dealer fees	35.5	40.2	46.4	47.4	51.8	49.5	56.0	31.9
Amortization of deferred sales commissions	37.7	36.5	35.0	33.4	32.1	30.9	29.4	27.4
Interest expense	11.1	10.7	12.9	11.8	11.4	10.6	10.0	7.6
Other expenses	14.7	25.5	9.0	9.5	9.4	7.7	9.8	2.6
Total expenses	249.5	281.3	289.4	265.8	290.9	280.1	290.7	231.9
Income before income taxes	74.9	99.8	119.3	131.9	136.2	137.7	150.3	137.1
Income taxes	21.7	(18.3)	(15.4)	(7.5)	(51.5)	(6.0)	(1.3)	(5.0)
Net income	53.2	118.1	134.7	139.4	187.7	143.7	151.6	142.1
Earnings per unit	0.19	0.42	0.48	0.50	0.66	0.50	0.54	0.51
Distributions paid per unit	0.34	0.51	0.49	0.54	0.57	0.55	0.54	0.54

Overview
CI is a diversified wealth management firm and one of Canada's largest independent investment fund companies. CI also became one of the country's largest income trusts in June 2006. In October 2008, CI announced that it would convert back to a corporate structure and on January 1, 2009 effected that conversion. Reporting provided herein as at December 31, 2008 still refers to units, unitholders and distributions; whereas from January 1, 2009 references will be to shares, shareholders and dividends.

The principal business of CI is the management, marketing, distribution and administration of mutual funds, segregated funds, structured products and other fee-earning investment products for Canadian investors. They are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM, AFM and Blackmont financial advisors. CI operates through two business segments, Asset Management and Asset Administration. The Asset Management segment provides the majority of CI's income and derives its revenue principally from the fees earned on the management of several families of mutual, segregated, pooled and closed-end funds, structured products and discretionary accounts. The Asset Administration segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, the underwriting of securities transactions, principal trading and ongoing service to clients.

On April 4, 2007, CI acquired control of Rockwater Capital Corporation ("Rockwater") and its subsidiaries, including Blackmont, a full-service investment dealer, KBSH, an investment counselling firm, and Lakeview Asset Management, a mutual fund company. On September 1, 2007, Rockwater was amalgamated with Blackmont and continued as Blackmont.

The current economic downturn and market volatility have significantly impacted CI's revenues, as the assets on which CI earns fees have declined sharply. Some expenses, such as trailer fees and investment advisor fees, are directly variable with assets under management and have fallen in step with revenues; however, most of CI's expenses are fixed in nature. CI took a restructuring charge in the third quarter and by trimming its workforce and by reducing discretionary expenses was able to mitigate some of the effect on net income.

As central banks move to combat the weakening economy by cutting interest rates and as bond yields tumble, CI has benefited from reduced funding costs. Ten-year treasury rates dropped from 4.0% early in 2008 to 2.7% by year end. Similarly, 30-day bankers' acceptances, which CI primarily uses to fund its debt, declined from 4.5% to 1.5% over the same period. These declines in interest rates have reduced CI's expected interest expense significantly and the issuance of over $200 million in equity just before year-end reduced CI's debt as well.

In the face of this economic uncertainty, CI's funds have continued to sell well. CI's funds generally have had good relative performance although there are questions as to the appetite for investment funds during times of such extreme market volatility. CI also offers a wide range of segregated funds, which provide safety of capital over a 10 year period, and these have proven to continue to be attractive to investors. Gross sales of funds in the fourth quarter were comparable to those of the prior year and this trend of steady sales has continued.

Fee-Earning Assets and Sales

Total fee-earning assets, which include CI mutual and segregated funds, United funds, structured products, institutional managed assets at KBSH and Altrinsic Global Advisors (collectively, assets under management or AUM), AWM assets under administration, Blackmont assets under administration and other fee-earning assets at December 31, 2008 were $80.3 billion, a decrease of 24% from $105.5 billion at December 31, 2007. As shown in the following chart, these assets are represented by $50.4 billion in retail managed funds, $0.4 billion in structured products, $3.8 billion in institutional managed assets at KBSH and Altrinsic Global Advisors, $18.4 billion in AWM assets under administration, $6.2 billion in Blackmont assets under administration and $1.1 billion in other fee-earning assets.

Fee-earning Assets
as at December 31

(in billions)	2008	2007	% change
Retail managed funds	$50.4	$63.6	(21)
Structured products	0.4	0.6	(33)
Total retail assets under management	$50.8	$64.2	(21)
Institutional managed assets	3.8	4.9	(22)
Total assets under management	$54.6	$69.1	(21)
AWM assets under administration	18.4	25.7	(28)
Blackmont assets under administration	6.2	9.1	(32)
Total assets under administration*	$24.6	$34.8	(29)
CI other fee-earning assets	1.1	1.6	(31)
Total fee-earning assets	$80.3	$105.5	(24)

*Includes $8.3 billion and $11.1 billion in assets managed by CI Investments and United in 2008 and 2007, respectively.

Retail assets under management form the majority of CI's fee-earning assets and provide most of its revenue and net income. The change in assets under management during the past two years is detailed in the table below.

(in billions)	2008	2007
Retail assets under management at January 1	$64.2	$62.7
Gross sales	11.6	11.4
Redemptions	9.9	9.5
Net sales	$1.7	$1.9
Acquired assets	-	0.4
Market performance	(15.1)	(0.8)
Retail assets under management at December 31	$50.8	$64.2

The table that follows sets out the levels and change in CI's average retail assets under management and the gross and net sales for the relevant periods. As most of CI's revenue and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results. The change in CI's 2008 average retail assets from 2007 is the result of negative market performance partially offset by positive net sales. Negative market performance was the result of the significant declines in equity markets around the world in 2008. While this is representative of a sharp downturn in the economic cycle, the full extent or duration of the decline in assets under management cannot be predicted.

(in billions)	Quarter ended December 31, 2008	Quarter ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2007
Average retail AUM	$50.380	$64.485	$60.208	$64.958
Change from prior period	(22%)		(7%)	
Gross sales	$2.5	$2.6	$11.6	$11.4
Net sales	($0.1)	$0.3	$1.7	$1.9

Industry net redemptions of mutual funds reported by the Investment Funds Institute of Canada ("IFIC") were $9.9 billion for the three months ended December 31, 2008, down $16.6 billion from net sales of $6.7 billion in the same period last year. For the year ended December 31, 2008, IFIC reported net redemptions of long-term funds of $14.2 billion, compared with net sales of $27.0 billion for the same period in 2007. Total industry assets as reported by IFIC at December 31, 2008 of $507.0 billion were down 20% from $636.8 at December 31, 2007. Sales and assets reported by IFIC are helpful as indicators of trends affecting a significant portion of CI's business. It should be noted that IFIC figures do not include CI, as CI does not report this information to IFIC.

Results of Operations

CI reported net income of $445.4 million ($1.60 per unit) for the year ended December 31, 2008, a decrease of 29% from the $625.1 million ($2.21 per unit) reported in the year ended December 31, 2007.

The results of operations include amounts recorded for equity-based compensation expense, which varies from period to period based on CI's unit price, the extent of vesting during the period and the price at which options were exercised during the period. Earnings for the year ended December 31, 2008 were increased by an equity-based compensation expense recovery of $20.5 million ($13.7 million after tax), versus an expense of $12.1 million ($7.7 million after tax) in the year ended December 31, 2007.

CI also adjusted the value of its marketable securities by $11.0 million ($9.2 million after tax) during 2008, took an $11.0 million ($7.3 million after tax) restructuring charge and accelerated the vesting of certain employees' deferred equity units, which resulted in additional amortization of $3.3 million ($2.2 million after tax) in 2008. In 2007, there were no adjustments to marketable securities, restructuring charges or acceleration of deferred equity unit amortization.

Net income adjusted for the above items totalled $450.4 million ($1.62 per unit) for the year ended December 31, 2008, a decrease of 29% from the $632.8 million ($2.24 per unit) for the year ended December 31, 2007.

Net income of $53.2 million for the quarter ended December 31, 2008 was 72% lower than the $187.7 million reported for the quarter ended December 31, 2007. On a per unit basis, CI earned $0.19 in the quarter ended December 31, 2008, down from $0.66 reported for the comparative period last year.

In the quarter ended December 31, 2008, the value of marketable securities was adjusted by $6.0 million ($5.0 million after tax) and the amortization of deferred equity units was accelerated by $3.3 million ($2.2 after tax).

The impact of equity-based compensation expense was a recovery of $0.9 million ($0.6 million after tax) in the fourth quarter of 2008, while for the quarter ended December 31, 2007, earnings were decreased by an equity-based compensation expense of $4.8 million ($3.0 million after tax).

Adjusted for these items, net income was $59.8 million ($0.22 per unit) for the quarter ended December 31, 2008, down 69% from $190.7 million ($0.67 per unit) for the quarter ended December 31, 2007.

CI incurred an income tax expense of $21.7 million in the quarter ended December 31, 2008, compared with an income tax recovery of $51.5 million in the quarter ended December 31, 2007. In 2007, future income tax rates were reduced and CI booked an increase to its future tax assets of $36.4 million. In 2008, CI's tax shelter related to its income trust structure was discontinued during the fourth quarter and it reported a non-cash future tax expense of $19.3 million.

CI's pre-tax operating earnings, as set out below, adjust for the impact of equity-based compensation and gains on or adjustments to marketable securities. Redemption fees and the amortization of deferred sales commissions and fund contracts are also deducted to remove the impact of back-end financed assets under management.

Redemption fee revenue increased to $9.4 million in the fourth quarter from $7.6 million in the comparative period last year, and to $36.0 million for the year ended December 31, 2008 from $31.5 million for the year ended December 31, 2007. Redemption fees increased due to higher levels of redemptions at a higher average fee rate.

Amortization of deferred sales commissions and fund contracts increased to $38.8 million in the quarter ended December 31, 2008 from $33.1 million in the quarter ended December 31, 2007. As well, amortization over the 12 month period increased to $147.2 million from $123.5 million as a result of higher spending on deferred sales commissions, which has grown consistently since 2003.

Pre-Tax Operating Earnings

CI uses pre-tax operating earnings to assess its underlying profitability. CI defines pre-tax operating earnings as income before income taxes less redemption fee revenue, performance fees and investment gains, plus amortization of deferred sales commissions ("DSC") and fund contracts, equity-based compensation expense, restructuring costs and adjustments to marketable securities, and accelerated DEU amortization .

(in millions, except per unit amounts)	Quarter ended Dec. 31, 2008	Quarter ended Dec. 31, 2007	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007
Income before income taxes	$74.9	$136.2	$425.9	$561.3
Less:				
Redemption fees	9.4	7.6	36.0	31.5
Performance fees	2.8	2.9	3.5	2.9
Gain on marketable securities	-	1.4	-	1.7
Add:				
Amortization of DSC and fund contracts	38.8	33.1	147.2	123.5
Equity-based compensation expense	(0.9)	4.8	(20.5)	12.1
Restructuring costs and adjustment to marketable securities	6.0	-	22.0	-
Accelerated DEU amortization	3.3	-	3.3	-
Pre-tax operating earnings	$109.9	$162.2	$538.4	$660.8
per unit	$0.40	$0.57	$1.93	$2.34

Pre-tax operating earnings were down $52.3 million to $109.9 million for the quarter ended December 31, 2008, compared with the same period in 2007. For the year ended December 31, 2008, CI's pre-tax operating earnings per unit were $1.93, a decrease of 18% from $2.34 for the year ended December 31, 2007.

As shown in the table below, EBITDA decreased to $128.2 million in the quarter ended December 31, 2008 from $184.2 million in the quarter ended December 31, 2007. EBITDA for the year ended December 31, 2008 was $633.6 million, a decrease of 14% from $737.9 million for the year ended December 31, 2007.

After adjusting for the items discussed earlier (equity-based compensation, the acceleration of deferred equity unit amortization and the adjustment to marketable securities), EBITDA per unit for the fourth quarter of 2008 was $0.49, down 27% from $0.67 for the same period in 2007.
The decrease in both EBITDA and pre-tax operating earnings is primarily a result of the decline in average retail managed assets and CI's operating margin.

Interest expenses of $46.6 million were recorded for the year ended December 31, 2008, compared with $39.6 million for the year ended December 31, 2007. This increase in interest expenses reflects higher average debt levels, as discussed under "Liquidity and Capital Resources." CI's average debt level increased primarily due to unit buybacks and was reduced substantially in December when CI issued 15,000,000 units. Debt is generally used to fund growth in the company and to repurchase unit capital. EBITDA provides information on the results of operations prior to the impact on interest expense of such capital structure decisions and financing activities.

EBITDA

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) to assess its underlying profitability prior to the impact of its financing structure, income taxes and the amortization of deferred sales commissions, fund contracts and capital assets. This also permits comparisons of companies within the industry, before any distortion caused by different financing methods, levels of taxation and mix of business between front-end and back-end sales commission assets under management. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

(in millions, except per unit amounts)	Quarter ended Dec. 31, 2008	Quarter ended Dec. 31, 2007	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007
Net income	$53.2	$187.7	$445.4	$625.1
Add (deduct):				
Interest expense	11.2	11.4	46.6	39.6
Income tax expense (recovery)	21.7	(51.5)	(19.4)	(63.8)
Amortization of DSC and fund contracts	38.8	33.1	147.2	123.5
Amortization of other items	3.3	3.5	13.8	13.5
EBITDA	$128.2	$184.2	$633.6	$737.9
per unit	$0.46	$0.65	$2.27	$2.61
EBITDA margin (as a % of revenue)	40%	43%	42%	45%

Asset Management Segment

The Asset Management segment of the business is CI's principal business segment and includes the operating results and financial position of CI Investments, United, and KBSH.

Results of Operations

The table that follows presents the operating results for the Asset Management segment:

(in millions)	Quarter ended Dec. 31, 2008	Quarter ended Dec. 31, 2007	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007
Management fees	$243.3	$322.2	$1,163.8	$1,292.7
Other revenue	14.0	19.3	48.3	55.6
Total revenue	$257.3	$341.5	$1,212.1	$1,348.3
Selling, general and administrative	49.4	63.2	199.2	242.1
Trailer fees	73.5	97.5	350.3	384.0
Amortization of deferred sales commissions and fund contracts	39.2	33.3	148.5	124.2
Other expenses	4.9	7.9	21.5	18.7
Total expenses	$167.0	$201.9	$719.5	$769.0
Income before taxes and non-segmented items	$90.3	$139.6	$492.6	$579.3

Income before income taxes and interest expense for CI's principal segment was $90.3 million for the quarter ended December 31, 2008, a decrease of 35% from $139.6 million in the same period in 2007. For the year ended December 31, 2008, income before income taxes and interest expense for the Asset Management segment was $492.6 million, a decrease of 15% compared with $579.3 million for the year ended December 31, 2007. The decrease was primarily a result of lower revenues caused by lower average retail assets under management.

Revenues

Revenues from management fees were $243.3 million for the quarter ended December 31, 2008, a decrease of $78.9 million or 24% from the quarter ended December 31, 2007. Management fee revenue for the year ended December 31, 2008 was $1,163.8 million, a decrease of 10% compared with the year ended December 31, 2007. The decrease was mainly attributable to lower average retail assets under management, which were 22% and 7% lower for the quarter and year ended December 31, 2008, respectively, compared with the same periods in 2007. This decrease in assets is due to the significant declines in equity markets around the world in 2008. As a percentage of average retail assets under management, management fees were 1.921% and 1.933% for the quarter and year ended December 31, 2008, down from 1.982% and 1.990% in the respective quarter and year ended December 31, 2007.

Average management fee rates have decreased as a result of a change in the mix between equity and bond and money market funds. This change in asset mix is a result of the greater market depreciation in equity funds compared to bond and money market funds and investor preference for lower-risk investment products. As well, there is a continuing trend towards a higher proportion of CI's assets being Class F and Class I funds, which have lower management fees. Class F funds pay no trailer fees to advisors, who typically charge their clients a flat or asset-based fee. Class I funds have reduced management fees for institutional clients with large holdings. At December 31, 2008, there was $600.1 million and $5.7 billion in Class F and Class I funds, respectively, making up a combined 12.4% of retail assets under management. At December 31, 2007, the combined Class F and Class I funds were 12.1% of retail assets under management, with $737.8 million in Class F funds and $7.0 billion in Class I funds.

For the quarter ended December 31, 2008, other revenue was $14.0 million, decreasing from $19.3 million for the quarter ended December 31, 2007. Other revenue for the year ended December 31, 2008, was $48.3 million, down from $55.6 million for the year ended December 31, 2007. The largest component of other revenue is redemption fees. Redemption fees were $9.4 million and $36.0 million for the respective three months and year ended December 31, 2008. In comparison, redemption fees were $7.6 million and $31.5 million for the three months and year ended December 31, 2007, respectively. The increase in redemption fees over the comparative periods is a result of higher levels of redemptions.

Also included in other revenue are fees from KBSH. Included in the quarter ended December 31, 2008 is $1.9 million from KBSH compared with $3.0 million from KBSH in the same period in 2007. KBSH contributed $10.2 million to other revenue for the year ended December 31, 2008 compared with $8.7 million for the prior year.

Expenses

Selling, general and administrative ("SG&A") expenses for the Asset Management segment were $49.4 million for the quarter ended December 31, 2008, a decrease of 22% from $63.2 million for the comparative period last year. For the year ended December 31, 2008, SG&A expenses were $199.2 million, a decrease of 18% from $242.1 million for the year ended December 31, 2007. Included in SG&A are expenses relating to CI's equity-based compensation plan. For the respective quarter and year ended December 31, 2008, an equity-based compensation expense recovery of $1.1 million and $22.1 million was recorded, compared with an expense of $4.8 million and $12.1 million for the respective quarter and year ended December 31, 2007. Also included in SG&A expenses is a $3.3 million charge for accelerated DEU amortization for the quarter and year ended December 31, 2008, which is related to CI's equity-based compensation.

At December 31, 2007, based on the price per CI trust unit of $28.07, the potential payment on all vested equity-based compensation outstanding, plus a proportion of unvested amounts, was $27.2 million. Based on the price per CI trust unit at December 31, 2008 of $14.50, the equity-based compensation liability decreased by $27.1 million to $0.1 million, representing the remaining in-the-money options. Though CI acknowledges that the equity-based compensation expense is clearly a cost of business that is tied to the performance of CI's trust unit price, the financial results presented hereinafter both include and exclude the expense to aid the reader in conducting a comparative analysis.

SG&A expenses net of the amount related to equity-based compensation ("net SG&A") were $47.1 million for the quarter ended December 31, 2008 and $58.4 million for the quarter ended December 31, 2007. For the year ended December 31, 2008, net SG&A expenses were $218.0 million, compared to $230.0 million for the year ended December 31, 2007. The decrease from the prior year is a result of management's actions to control expenses during the year's market volatility.

As a percentage of average retail assets under management, net SG&A expenses were 0.372% and 0.362% for the quarter and year ended December 31, 2008, respectively. This compares with 0.359% for the quarter ended December 31, 2007 and 0.354% for the year ended December 31, 2007. The ratios increased from the prior year as a result of the larger drop in average retail assets under management compared to the decrease in SG&A expenses for the quarter and for the year ended December 31, 2008.

Trailer fees decreased from $97.5 million for the quarter ended December 31, 2007 to $73.5 million for the quarter ended December 31, 2008. Net of intersegment amounts, this expense decreased from $93.8 million for the quarter ended December 31, 2007 to $70.7 million for the quarter ended December 31, 2008. Trailer fees decreased from $384.0 million in the year ended December 31, 2007 to $350.3 million for the year ended December 31, 2008. Net of intersegment amounts, this expense decreased from $368.8 million for the year ended December 31, 2007 to $336.1 million for the year ended December 31, 2008.

For the quarter ended December 31, 2008, CI's operating profit margin on the Asset Management segment, as a percentage of average retail assets under management and adjusted for equity-based compensation expense, was 0.990%, down from 1.046% for the same period last year. Similarly, for the year ended December 31, 2008, CI's operating profit margin was 1.013%, down from 1.068% for the year ended December 31, 2007. This was primarily a result of lower weighted average management fees as discussed above.

CI's margins have been in a gradual downward trend. Increasing competition and changes in the product platforms through which an increasing amount of funds are sold have pushed management fee rates lower. In recent years, an increasing proportion of funds have been sold with a front-end sales charge, which have higher trailer fees and contribute to a decline in margins. However, this year the decline in management fee and trailer fee rates was primarily a result of an increase in the percentage of assets in money market funds and Class I funds relative to CI's total assets under management. While CI has historically been able to limit growth in SG&A expenses below the growth in assets under management in order to mitigate the decline in its margins, this is particularly difficult in periods when assets under management decline.

Commissions paid from CI's cash resources on the sale of funds on a deferred sales charge basis are, for financial reporting purposes, amortized evenly over the 36 or 84 months immediately following the sale of the funds, for low-load or full-load deferred sales charges, respectively. The actual cash payment in any period is reported in the Consolidated Statements of Cash Flows under Investing Activities. Amortization of deferred sales commissions was $38.4 million for the quarter ended December 31, 2008, compared with $32.1 million for the quarter ended December 31, 2007. Amortization of deferred sales commissions was $145.3 million for the year ended December 31, 2008, compared with $119.9 million for the year ended December 31, 2007. The increase is consistent with the increase in deferred sales commissions paid in the last several years.

Other expenses decreased from $7.9 million for the quarter ended December 31, 2007 to $4.9 million for the quarter ended December 31, 2008. For the year ended December 31, 2008, other expenses increased to $21.5 million from $18.7 million for the comparative period in 2007. Other expenses included $9.2 million related to KBSH for the year ended December 31, 2008 compared with $10.6 million for the year ended December 31, 2007. Also included in other expenses are distribution fees to limited partnerships and expenditures related to corporate strategic initiatives.

Operating Profit Margin

CI monitors its operating profitability on retail assets under management within its Asset Management segment by measuring the operating profit margin, which is defined as management fees from funds less trailer fees and SG&A expenses net of equity-based compensation expense (recovery), calculated as a percentage of average retail assets under management.

(as a % of average retail AUM)	Quarter ended Dec. 31, 2008	Quarter ended Dec. 31, 2007	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007
Management fees	1.921	1.982	1.933	1.990
Less:				
Trailer fees	0.559	0.577	0.558	0.568
Net SG&A expenses	0.372	0.359	0.362	0.354
Operating profit margin	0.990	1.046	1.013	1.068

Asset Administration Segment
The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including ACM and AFM.

Results of Operations
The table that follows presents the operating results for the Asset Administration segment:

(in millions)	Quarter ended Dec. 31, 2008	Quarter ended Dec. 31, 2007	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007
Administration fees	$82.0	$106.8	$366.6	$402.6
Other revenue	8.4	4.3	33.8	14.3
Total revenue	$90.4	$111.1	$400.4	$416.9
Selling, general and administrative	30.5	29.2	133.3	104.6
Investment dealer fees	53.4	72.7	252.0	280.2
Amortization of fund contracts	0.3	0.4	1.5	1.5
Other expenses	2.5	0.5	10.6	7.2
Total expenses	$86.7	$102.8	$397.4	$393.5
Income before taxes and non-segmented items	$3.7	$8.3	$3.0	$23.4

The Asset Administration segment had income before income taxes and non-segmented items of $3.7 million for the quarter ended December 31, 2008, down from $8.3 million for the quarter ended December 31, 2007. Income before income taxes and non-segmented items was $3.0 million for the year ended December 31, 2008, down $20.4 million from $23.4 million for the year ended December 31, 2007. The decrease is mainly attributed to a decrease in revenues as well as an increase in SG&A expenses, as Blackmont was consolidated for a full year.

Revenues
Administration fees are earned on assets under administration in the AWM and Blackmont business and from the administration of third-party business. These fees were $82.0 million for the quarter ended December 31, 2008, a decrease of 23% from the $106.8 million for the same period in 2007. For the year ended December 31, 2008, administration fees were $366.6.million, down 9% from $402.6 million for the year ended December 31, 2007. Net of intersegment amounts, administration fee revenue was $58.7 million for the quarter ended December 31, 2008, compared with $81.3 million for the quarter ended December 31, 2007. For the year ended December 31, 2008, net administration fee revenue was $266.0 million, down from $292.3 million for the year ended December 31, 2007. The decrease in administration fee revenue is due to a decrease in assets under administration and a reduction of fee revenue in the capital market division of Blackmont. Administration fees should be considered in conjunction with investment dealer fees, an expense that represents the payout to financial advisors. The decrease in assets under administration is due to the significant declines in equity markets around the world in 2008.

Other revenues earned by the Asset Administration segment are mainly comprised of interest income on cash balances, fees related to registered accounts and foreign exchange gains and losses. For the quarter ended December 31, 2008, other revenues were $8.4 million, increasing from $4.3 million for quarter ended December 31, 2007. Other revenues were higher at $33.8 million for the year ended December 31, 2008 relative to $14.3 million for the year ended December 31, 2007. The increase from the prior year is a result of including Blackmont for 12 months and a reclassification of overhead charges from expense recovery to other income.

Expenses

Investment dealer fees are the direct costs attributable to the operation of the AWM and Blackmont dealerships, including payments to financial advisors based on the revenues generated from assets under administration. These fees decreased as a result of lower revenues and were $53.4 million and $252.0 million for the quarter and year ended December 31, 2008, respectively, compared to $72.7 million and $280.2 million for the comparable periods last year.

As detailed in the table below, dealer gross margin was $28.6 million or 34.9% of administration fee revenue for the quarter ended December 31, 2008 and $114.6 million or 31.3% of administration fee revenue for the year ended December 31, 2008. These figures compare to $34.1 million or 31.9% and $122.4 million or 30.4% for the same periods last year. The increase in year-over-year gross margin is a result of a decrease in variable compensation in the capital markets division of Blackmont and a reduction in advisor grid payouts as lower rates are paid on lower revenue levels. The compensation directly tied to fee revenue is lower at Blackmont (where SG&A costs are generally paid by Blackmont) than at AWM (where SG&A costs are generally borne by advisors). These two businesses have different business models and are operated separately, sharing certain key infrastructure and services from CI.

Selling, general and administrative ("SG&A") expenses for the segment were $30.5 million for the quarter ended December 31, 2008, slightly higher than the $29.2 million expense in the fourth quarter of 2007. For the year ended December 31, 2008, SG&A expenses were $133.3 million, an increase of 27% from $104.6 million for the year ended 2007. This increase is primarily a result of including Blackmont for a full year and a reclassification of overhead charges from expense recovery to other income.

Dealer Gross Margin

CI monitors its operating profitability on the revenues earned within its Asset Administration segment by measuring the dealer gross margin, which is calculated as administration fee revenue less investment dealer fees, divided by administration fee revenue. CI uses this measure to assess the margin remaining after the payout to advisors.

(in millions)	Quarter ended Dec. 31, 2008	Quarter ended Dec. 31, 2007	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007
Administration fees	$82.0	$106.8	$366.6	$402.6
Less:				
Investment dealer fees	53.4	72.7	252.0	280.2
	$28.6	$34.1	$114.6	$122.4
Dealer gross margin	34.9%	31.9%	31.3%	30.4%

Liquidity and Capital Resources
The balance sheet for CI at December 31, 2008 reflects total assets of $3.59 billion, a decrease of $32.0 million from $3.63 billion at December 31, 2007. This decrease can be attributed to a decrease in current assets of $64.7 million and an increase in long-term assets of $32.7 million. CI's cash and cash equivalents balance increased by $24.7 million in the year ended December 31, 2008.

CI generates significant cash flow from its operations. Cash flow provided by operating activities was $583.3 million for the year ended December 31, 2008. Excluding the change in working capital, cash flow from operations was $564.6 million. Both levels of cash flow were sufficient to meet distributions during the period.

As CI has converted back to a corporate structure as of January 1, 2009, there is no longer a requirement to pay out substantially all of its cash flow. At current levels of cash flow and anticipated dividend payout rates, CI would produce considerable excess cash in order to meet its obligations and pay down debt.

CI purchased $1.2 million in marketable securities and disposed of $1.9 million for a net increase in cash of $0.7 million in the year ended December 31, 2008. The fair value of marketable securities at December 31, 2008 was $10.8 million. Marketable securities are comprised of seed capital investments in CI's funds and other strategic investments.

Accounts receivable and prepaid expenses increased to $276.9 million at December 31, 2008 from $211.6 million at December 31, 2007. The primary reason for the increase in accounts receivable is a $32.6 million advance to a related party (see Related Party Transactions for details). Future income tax assets decreased by $8.7 million as a result of the $27.1 million decrease in the equity-based compensation liability.

During the 12 months ended December 31, 2008, long-term assets increased primarily as a result of a $48.4 million increase in deferred sales commissions, which reflected new sales commissions paid totalling $190.9 million net of $142.5 million of amortization.

Liabilities decreased by $183.1 million during the year ended December 31, 2008. The $107.6 million decrease in distributions payable was the main contributor to this change. Current income taxes payable decreased by $1.0 million. Future income taxes payable decreased by $34.2 million, mainly due to an increase in the balance of tax loss carry-forwards, which was partially offset by an increase in future income taxes payable on the balance of deferred sales commissions. In addition, the equity-based compensation liability decreased by $27.1 million, as CI's unit price closed down $13.57 since December 31, 2007 and there were fewer options outstanding at the end of December 31, 2008.

CI drew $71.5 million on its credit facility during the year ended December 31, 2008, increasing long-term debt. At December 31, 2008, CI had drawn $999.4 million at an average rate of 3.17%, compared with $927.9 million drawn at an average rate of 4.90% at December 31, 2007. Net of cash and marketable securities, debt was $908.5 million at December 31, 2008, versus $848.3 million at December 31, 2007.

Principal repayments are only required under the facility should the banks decide not to renew the facility on its anniversary, in which case 50% of the principal would be repaid in eight equal calendar quarterly instalments with the balance payable two years following the first quarterly instalment. These payments would be payable beginning June 30, 2009 should the banks not renew the facility. On January 14, 2008, the facility was amended to increase the amount that may be borrowed by $100 million. On July 8, 2008, the facility was further amended to increase the amount that may be borrowed by $150 million. The current limit on the facility is $1.25 billion.

CI's current ratio of debt to EBITDA is 1.6:1. CI is comfortable with this ratio and has a long-term target of 1:1. CI expects that, absent acquisitions in which debt is increased, the amount of debt incurred to finance growth will fall below the amount of increase in EBITDA and the ratio of debt to EBITDA will trend lower. CI's current debt service ratio is 11:1.

CI is well within its financial covenants with respect to its credit facility, which requires that the debt service ratio remain above 1.5, the debt to EBITDA ratio remain below 2.5 to 1, and assets under management not fall below $45 billion for a period of seven consecutive business days.

CI's main uses of capital were the financing of deferred sales commissions, the payment of distributions on its Exchangeable LP units and Trust units, the funding of capital expenditures and the repurchase of Trust units through its normal course issuer bid program.

CI paid sales commissions of $190.9 million in the year ended December 31, 2008. This compares to $180.0 million in the year ended December 31, 2007. The amount of deferred sales commissions incurred in the 12 month period ended December 31, 2008 relates to sales of back-end load units of approximately $330 million per month. Sales have continued at approximately the same level as in 2008, and CI expects that current levels of cash flow will be sufficient to continue to fund sales commissions.

During the year ended December 31, 2008, CI incurred capital expenditures of $9.4 million compared to $3.9 million in 2007, primarily for computer hardware and software. While CI has delayed certain minor capital expenditures in the wake of the economic slowdown, key initiatives are continuing and capital expenditures in 2009 should approximate the levels of prior years.

Unitholders' equity increased $151.0 million in the year ended December 31, 2008. During the year, CI repurchased Trust units under its normal course issuer bid, in part to satisfy obligations under its deferred equity unit plan, at a cost of $108.1 million. In December 2008, CI issued 15 million units at a price of $14.00 per unit, raising $202.2 million, net of expenses of $7.8 million. CI declared distributions of $416.7 million ($524.3 million paid), which was less than net income for the year ended December 31, 2008 by $28.7 million. CI has indicated that future dividend levels are expected to be $0.12 per share per quarter, or approximately $140 million per year.

Distributable Cash

(in millions, except per unit)	Quarter ended Dec. 31, 2008	Quarter ended Dec. 31, 2007	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007	Inception to Dec. 31, 2008
Cash flow from operating activities	$112.6	$186.7	$583.3	$677.6	$1,515.4
Less standardized items:					
Capital expenditures	0.8	1.7	9.4	3.9	18.0
Deferred sales commissions	39.7	41.0	190.9	180.0	444.9
Restrictions on distributions	-	-	-	-	-
Standardized distributable cash	$72.1	$144.0	$383.0	$493.7	$1,052.5
per unit	$0.26	$0.51	$1.37	$1.75	$3.74
Add adjusting items:					
Growth portion of deferred sales commissions	25.7	27.0	134.9	123.0	301.9
Equity-based compensation	0.5	1.7	4.3	17.9	49.3
Non-cash working capital change	0.6	(12.7)	(18.7)	(4.3)	17.5
Adjusted distribution base	$104.7	$160.0	$503.5	$630.3	$1,421.2
per unit	$0.38	$0.56	$1.81	$2.23	$5.05
Distributions paid	$94.2	$163.1	$524.3	$623.9	$1,433.0
per unit	$0.34	$0.57	$1.88	$2.20	$5.09
Cost of unit repurchases	$5.4	$81.9	$108.1	$115.2	$327.9
Pay-out ratio on standardized distributable cash	138%	170%	165%	150%	167%
Pay-out ratio on adjusted distribution base	95%	153%	126%	117%	124%
Pay-out ratio on adjusted distribution base, net of unit repurchases	90%	102%	104%	99%	101%

The above calculation of standardized distributable cash is a simple measure of the cash available to be paid out to unitholders. It is intended to rely solely on items recorded in accordance with GAAP. The calculation starts with cash flows from operating activities less cash outlays in the period for tangible and intangible capital assets, which includes capital expenditures and deferred sales commissions, and contractual limitations or restrictions on the distribution of cash in the period by virtue of a covenant within a debt agreement, of which CI has none.

CI believes that this measure, while standardized, does not capture the amount available to be distributed to unitholders and has therefore provided a calculation of an adjusted distribution base above. CI makes three adjustments, as set out below.

CI defines its productive capacity as its assets under management. This is split into two pools – front-end and back-end financed assets. Front-end financed assets do not require any investment by CI, whereas CI pays the commission to investment advisors for back-end financed assets. CI allocates a portion of its spending on deferred sales commissions as the amount required to replenish that productive capacity when back-end financed assets are redeemed by investors. Any incremental spending on deferred sales commissions is viewed as growing CI's productive capacity and is financed by debt, not out of current period cash flow.

CI also adjusts for the cash-settled component of equity-based compensation on an after-tax basis. These amounts are the result of increases in the unit price of CI and could have been settled with units. It is therefore viewed as a financing item and is added to the adjusted distribution base.

Other than moderate seasonal fluctuations, CI's business does not require incremental working capital at its current productive capacity; it is an amount that may grow with the growth of CI and would therefore be financed with debt. The change in working capital is therefore an additional adjustment in calculating the adjusted distribution base.

CI generally distributes most of its adjusted distribution base, with the view that the adjusting items are either expenditures related to growth in the business or other financing items to be considered in conjunction with the debt and equity components of CI's balance sheet.

The pay-out ratio on standardized distributable cash, as set out in the table above, includes the amount disbursed on the repurchase of units during the period. The pay-out ratio on the adjusted distribution base is calculated both with and without the unit repurchase amount. To date, all distributions paid have been on account of income.

Effective January 1, 2009, CI converted to a corporate structure and will no longer calculate distributable cash.

Risk Management
The disclosures below provide an analysis of the risk factors affecting CI's business operations.

Market Risk
Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, equity and commodity prices. A description of each component of market risk is described below:

• Interest rate risk is the risk of gain or loss due to the volatility of interest rates.
• Foreign exchange rate risk is the risk of gain or loss due to volatility of foreign exchange rates.
• Equity risk is the risk of gain or loss due to the changes in the prices and the volatility of individual equity instruments and equity indices.

CI's financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, management fees and revenues, which would reduce cash flow to CI and ultimately CI's distributions.

Asset Management Segment
CI is subject to market risk throughout its Asset Management business segment. The following is a description of how CI mitigates the impact this risk has on its financial position and operating earnings.

Management of the Asset Management segment's market risk is the responsibility of the Chief Compliance Officer, who reports to CI's senior management. Management and Compliance have established a control environment that ensures risks are reviewed regularly and that risk controls throughout CI are operating in accordance with regulatory requirements, including risk mitigation where appropriate. Compliance carefully reviews the exposure to interest rate risk, foreign currency risk and equity risk by monitoring and identifying any potential market risks to CI's senior management. When a particular market risk is identified, portfolio managers of the funds are directed to mitigate the risk by reducing their exposure. During the year, CI's corporate policy remained unchanged but additional resources were allocated to monitor and mitigate market risks.

At December 31, 2008, approximately 20% of CI's assets under management were held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI estimates that a 50 basis point change in the value of these securities would cause a change of $0.3 million in annual pre-tax earnings in the Asset Management segment.

At December 31, 2008, close to 68% of CI's assets under management were based in Canadian currency, which diminishes the exposure to foreign exchange risk. However, approximately 13% of CI's assets under management were based in U.S. currency at December 31, 2008. Any change in the value of the Canadian dollar relative to the U.S. currency will cause fluctuations in CI's assets under management upon which CI's management fees are calculated. CI estimates that a 10% change in Canadian/U.S. exchange rates would cause a change of $8.2 million in the Asset Management segment's annual pre-tax earnings.

About 63% of CI's assets under management were held in equity securities, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of these individuals' expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 10% change in the prices of equity indices would cause a change of $54.5 million in annual pre-tax earnings.

Asset Administration Segment

CI's Asset Administration business is exposed to market risk. The following is a description of how CI mitigates the impact this risk has on its financial position and results of operations.

Risk management for the Asset Administration segment is the responsibility of the Chief Compliance Officer and senior management. Responsibilities include ensuring policies, processes and internal controls are in place and in accordance with regulatory requirements. CI's internal audit department reviews CI's adherence to these policies and procedures.

CI's operating results are exposed to market risk impacting the Asset Administration segment given that this segment usually generates about 1% of the total income before non-segmented items. This segment had income of $3.0 million before income taxes for the year ended December 31, 2008. Investment advisors regularly review their client portfolios to assess market risk and consult with clients to make appropriate changes to mitigate it. The effect of a 10% change in any component of market risk (comprised of interest rate risk, foreign exchange risk and equity risk) would have resulted in a change of less than $1 million to the Asset Administration segment's pre-tax earnings.

Credit Risk

Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries as well as issuers whose securities are held by CI. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CI does not have a significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of each individual counterparty and holding collateral where appropriate.

One of the primary sources of credit risk to CI arises when CI extends credit to clients to purchase securities by way of margin lending. Margin loans are due on demand and are collateralized by the financial instruments in the client's account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI's internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties. CI has concluded that current economic and credit conditions have not significantly impacted its financial assets.

Changes in Economic, Political and Market Conditions

CI's performance is directly affected by financial market and political conditions, including the legislation and policies of governments. The financial markets and businesses operating in the securities industry are volatile and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, fees and/or revenues, which would reduce cash flow to CI.

Investment Performance of the Funds

If the funds managed by CI are unable to achieve investment returns that are competitive with or superior to those achieved by other comparable investment products offered by CI's competitors, such funds may not attract assets through gross sales or may experience redemptions, which may have a negative impact on CI's assets under management. This would have a negative impact on CI's revenue and profitability.

Competition

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, the strength and continuity of institutional, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have greater capital and other resources, and offer more comprehensive lines of products and services than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI's competitors. Additionally, there are few barriers to entry by new investment management firms, and the successful efforts of new entrants has resulted in increased competition. CI's competitors seek to expand market share by offering different products and services than those offered by CI. There can be no assurance that CI will maintain its current standing in the market or its current market share, and that may adversely affect the business, financial condition or operating results of CI.

Management Fees and Other Costs

CI's ability to maintain its management fee structure will be dependent on its ability to provide investors with products and services that are competitive. There can be no assurance that CI will not come under competitive pressure to lower the fees charged or that it will be able to retain the current fee structure, or with such fee structure, retain its investors in the future. Changes to management fees, commission rates, structures or service fees related to the sale of mutual funds and closed-end funds could have an adverse effect on CI's operating results. By reason of CI's implementation in 2005 of fixed administration fees for its mutual funds, a significant decrease in the value of the relevant funds, in combination with the fixed administration fees, could reduce margins and have an adverse effect on CI's operating results.

Risks of Significant Redemptions of CI's Assets Under Management

CI earns revenue primarily from management fees earned for advising and managing pools of assets. These revenues depend largely on the value and composition of mutual fund assets under management. The level of assets under management is influenced by three factors: (i) sales; (ii) redemption rates; and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment performance, and other factors. Recent market volatility has contributed to significant redemptions and diminished sales for participants in the Canadian wealth management industry.

Administration Vulnerability and Error

The administrative services provided by CI depend on software supplied by third-party suppliers. Failure of a key supplier, the loss of these suppliers' products, or problems or errors related to such products would have a material adverse effect on the ability of the CI to provide these administrative services. Changes to the pricing arrangement with such third-party suppliers because of upgrades or other circumstances could have an adverse effect upon the profitability of the CI. There can be no assurances that the CI's systems will operate or that the CI will be able to prevent an extended systems failure in the event of a subsystem component or software failure or in the event of an earthquake, fire or any other natural disaster, or a power or telecommunications failure. Any systems failure that causes interruptions in the operations of the CI could have a material adverse effect on its business, financial condition and operating results. CI may also experience losses in connection with employee errors. Although expenses incurred by CI in connection with employee errors have not been significant in the past, there can be no assurances that these expenses will not increase in the future.

Sufficiency of Insurance

Members of CI maintain various types of insurance which may include financial institution bonds, errors and omissions insurance, directors', trustees' and officers' liability insurance, agents' insurance and general commercial liability insurance. There can be no assurance that a claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost or that any insurer will not dispute coverage of certain claims due to ambiguities in the relevant policies. A judgment against any member of CI in excess of available coverage could have a material adverse effect on CI both in terms of damages awarded and the impact on the reputation of CI.

Regulation of CI

Certain subsidiaries of CI are heavily regulated in all jurisdictions where they carry on business. Laws and regulations applied at the national and provincial level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI's business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary's operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI's product or services or CI's investment strategies cause or contribute to reduced sales of CI's products or lower margins or impair the investment performance of CI's products, CI's aggregate assets under management and its revenues may be adversely affected.

General Business Risk and Liability

Given the nature of CI's business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its trustees, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or expulsion from a self-regulatory organization or the suspension or revocation of CI's subsidiaries' right to carry on their existing business. CI may incur significant costs in connection with such potential liabilities.

Leverage and Restrictive Covenants

The ability of CI to make distributions or dividends or other payments is subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of CI and its subsidiaries (including CI's credit facility). The degree to which CI is leveraged could have important consequences to unitholders, including: CI's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; CI may be unable to refinance indebtedness on terms acceptable to it or at all; and a significant portion of CI's cash flow from operations may be dedicated to the payment of the principal and interest on its indebtedness, thereby reducing the funds available for future operations. The credit facility contains several restrictive covenants that limit the discretion of CI with respect to certain business matters or require lender consent and a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in CI's credit facility could result in a default which, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under CI's current credit facility were to be accelerated, there can be no assurance that CI's assets would be sufficient to repay in full that indebtedness. In addition, should the lenders elect not to extend the term of CI's current credit facility upon its annual renewal, 50% of the principal would be repaid in eight equal calendar quarterly instalments with the remaining balance payable two years following the first quarterly instalment. There can be no assurance that future borrowings or equity financing will be available to CI, or available on acceptable terms, in an amount sufficient to fund CI's needs.

Unit Price Risk

Unit price risk arises from the potential adverse impact on CI's earnings due to movements in CI's unit price. CI's equity-based compensation liability is directly affected by fluctuations in CI's unit price. CI's senior management actively manages equity risk by employing a number of techniques. This includes closely monitoring fluctuations in CI's unit price and purchasing CI units at optimal times on the open market for the trust created solely for the purposes of holding CI units for CI's equity-based compensation. As well, CI has in the past entered into total return swap transactions to mitigate its exposure to the price of CI units and the resulting fluctuations in its equity based compensation. The effect of a $1.00 change in CI's unit price at December 31, 2008 would have resulted in a change of approximately $2.4 million in equity-based compensation.

Related Party Transactions

On October 6, 2008, Sun Life announced the sale of its 37% interest in CI to Bank of Nova Scotia ("Scotiabank") for $22.00 per unit for a total compensation of $2.3 billion. The transaction closed on December 12, 2008 and as a result, Sun Life is no longer a related party of CI and Scotiabank became a related party for financial reporting purposes.

CI and Sun Life entered into an arrangement whereby, among other things, Sun Life would distribute CI's funds through Sun Life's sales force on a preferred basis and that CI would perform essentially all administrative and management services to Sun Life's Clarica and SunWise segregated funds. These activities are in the normal course of business for CI and Sun Life is compensated at normal commercial rates as a distributor of fund products as disclosed in the funds' prospectus or other offering documents. These payments are in the form of commissions on sales of funds on a deferred sales charge basis ($41.8 million for the period from January 1, 2008 to December 12, 2008 versus $46.4 million for the 12 months ended December 31, 2007) and trailer fees ($90.3 million for the period from January 1, 2008 to December 12, 2008 versus $101.7 million for the 12 months ended December 31, 2007).

CI entered into transactions related to the advisory and distribution of its mutual funds with Scotiabank. These transactions were in the normal course of operations and were recorded at the agreed upon exchange amounts. During the period from December 13, 2008 to December 31, 2008, CI incurred charges for deferred sales commissions of $0.04 million and trailer fees of $0.24 million which were paid or payable to Scotiabank. The balance payable to Scotiabank as at December 31, 2008 of $0.4 million is included in accounts payable and accrued liabilities.

Scotiabank is the agent for CI's revolving credit facility. As at December 31, 2008, CI had drawn $999.4 million against this facility in the form of banker's acceptances ($990.0 million) and a prime rate loan ($9.4 million). During the period of December 13, 2008 to December 31, 2008, CI incurred interest and stamping fees of $1.4 million, which were recorded as interest expense.

During 2008, CI provided a demand loan to one of its managed funds pursuant to a promissory note agreement. The loan facility is for a maximum of $50.0 million and interest is calculated at above market rates. The loan is secured by the assets of the fund by way of a pledge agreement. As at December 31, 2008, $32.6 million was outstanding including interest and is included in accounts receivable and prepaid expenses. During the year ended December 31, 2008, interest of $0.3 million was recorded and included in other income.

Unit Capital
As at December 31, 2008, CI had 234,757,501 Trust units and 57,735,304 Exchangeable LP units outstanding. Effective January 1, 2009, CI converted back to a corporate structure and all Trust and LP units were exchanged on a one-for-one basis into common shares of CI Financial Corp., which is the continuing entity for CI Financial Income Fund.

At December 31, 2008, 3.4 million options to purchase Trust units were outstanding, of which 2.5 million options were exercisable. These options are now all options to purchase common shares under their original terms and conditions.

Contractual Obligations
The table that follows summarizes CI's contractual obligations at December 31, 2008.

Payments Due by Period

(millions)	Total	Less than 1 year	2	3	4	5	5 or more years
Long-term debt	$999.4	$187.4	$249.8	$562.2	$-	$-	$–
Operating leases	54.2	19.2	12.6	7.9	5.7	4.5	4.3
Total	$1,053.6	$206.6	$262.4	$570.1	$5.7	$4.5	$4.3

Significant Accounting Estimates
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. For a discussion of significant accounting policies, refer to Note 1 and Note 2 of the Notes to the Consolidated Financial Statements included in CI's 2008 Annual Report. CI's ongoing review of the fair value of financial instruments resulted in a writedown of $5 million in the third quarter and a writedown of $6 million in the fourth quarter of 2008. CI carries significant goodwill and intangible assets on its balance sheet. CI uses valuation models that use estimates of future market returns and sales and redemptions of investment products as the primary determinants of fair value. CI has reassessed these key variables in light of the current economic climate. Estimates of sales and redemptions are very likely to change as economic conditions either improve or deteriorate, whereas estimates of future market returns are less likely to do so. The models are most sensitive to current levels of assets under management and administration as well as estimates of future market returns. While these balances are not currently impaired, a decline of 10% in the fair value of certain models may result in an impairment of goodwill or other intangibles recorded on the balance sheet.

Changes in Significant Accounting Policies
On January 1, 2008, CI adopted CICA Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.

CICA Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital.

CICA Section 3862 and CICA Section 3863 enhance disclosures to enable users to evaluate the significance of financial instruments, the nature and extent of risks arising from financial instruments and how an entity manages such risks. The new standards require specific qualitative and quantitative disclosures about each type of risk. This includes new requirements to quantify certain risk exposures and to provide sensitivity analysis for some risks.

These standards require significant new disclosures found in Note 12 and Note 13 to the consolidated interim financial statements. The new standards did not have an impact on the financial position or results of operations of CI.

Future Accounting Changes
In February 2008, the AcSB confirmed that all Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for years beginning on or after January 1, 2011. CI will adopt IFRS for the year beginning January 1, 2011 and will present the interim and annual consolidated financial statements including comparative 2010 financial statements in accordance with IFRS.

CI has developed a transition plan for the changeover to IFRS. During the first half of 2009, CI will assess the impact IFRS has on accounting policies and implementation decisions; information technology and data systems; financial statement presentation and disclosures; internal control over financial reporting; disclosure controls and procedures and business activities including the impact on debt covenants. Following this assessment, an implementation plan will be developed to transition CI's financial reporting process, including internal controls and information systems to IFRS. During 2010, CI will internally report its financial results in accordance with IFRS in preparation of adoption on January 1, 2011.

CI is currently in the process of assessing the differences between IFRS and Canadian GAAP, as well as the alternatives available upon adoption. The impact these differences may have on the financial results has not been yet been determined and will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations.

Disclosure Controls and Internal Controls over Financial Reporting
The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), together with management, have designed and evaluated the effectiveness of CI's disclosure controls and procedures as at December 31, 2008. They have concluded that they are reasonably assured these Internal Controls over Financial Reporting ("ICFR") and Disclosure Controls and Procedures ("DC&P"), as defined in National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, were effective and that material information relating to CI was made known to them within the time periods specified under applicable securities legislation.

The CEO and CFO have designed or caused the design of ICFR and DC&P. The COSO framework was used to assist the CEO and CFO in the evaluation of CI's ICFR. The CEO and CFO used various tools to evaluate ICFR and DC&P which included interaction with key control systems, review of policy and procedure documentation, observation or reperformance of control procedures. There were no reportable deficiencies or material weaknesses identified during the evaluation process. For the year ended December 31, 2008, there were no changes to ICFR.

Additional information relating to CI, including the most recent audited financial statements, management information circular and annual information form are available on SEDAR at www.sedar.com.

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Big Three STAR LP Announces Distribution for Month Ending February 28, 2009

Toronto, March 13, 2009 – Skylon Big Three STAR LP (the "Partnership") announced today a distribution for the month ending February 28, 2009 of $0.38271 per Unit payable on March 13, 2009 to unitholders of record as at March 12, 2009.

The Partnership's objective is to provide shareholders with the opportunity for attractive after-tax returns by virtue of the Partnership's investment during the Investment Period in the Selected Bank Stocks while limiting the impact of possible declines in the market prices of the Selected Bank Stocks.

For more information, please contact:

CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2009\mar\rel-skylon_lp.doc

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending March 31, 2009

Toronto, March 17, 2009 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending March 31, 2009 payable on April 14, 2009 to unitholders of record as at March 31, 2009:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2009\mar\rel-aggregate.doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, March 17, 2009 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending March 31, 2009 of $0.375 per unit payable on April 14, 2009 to unitholders of record as at March 31, 2009.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Indicative Distribution For Next Twelve Months

Toronto, March 31, 2009 – Yield Advantage Income Trust (the "Trust") announces an indicative distribution for the following twelve months of $0.70 per unit ($0.0583 per month). This is based upon the prevailing market conditions and the Manager's estimate of distributable cash flow for the year.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2009\mar\rel-you-indicative.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports net sales of $217 million in February

TORONTO (March 2, 2009) – CI Financial Corp. ("CI") today reported gross sales of $792 million and net sales of $217 million in February.

CI subsidiaries CI Investments Inc. and United Financial Corporation had combined retail net sales of $187 million in long-term funds and $36 million in money market funds. There were $6 million in net redemptions related to deposit notes, which use asset allocation strategies in which money is moved out of mutual funds when markets are declining. These transactions reflect a rebalancing of the deposit notes and not a redemption by clients from the product.

As of February 28, 2009, CI had assets under management of $50.4 billion and total fee-earning assets of $74.5 billion. Assets under management consisted of investment funds at CI Investments and United Financial of $46.6 billion, institutional assets of $3.5 billion and structured product assets of $372 million. CI also reported assets under administration of $23.1 billion, which consisted of $17.1 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $6.0 billion in assets under administration at Blackmont Capital Inc. Other fee-earning assets totalled $953 million.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI FINANCIAL CORP. February 28, 2009 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$648	$461	$187
Short-term funds	$144	$108	$36
Sales related to deposit notes	$0	$6	-$6
TOTAL RETAIL FUNDS	$792	$575	$217

FEE-EARNING ASSETS	January 31/09 (millions)	February 28/09 (millions)	% Change
Retail managed funds	$48,236	$46,592	-3.4%
Structured products	387	372	-3.9%
TOTAL retail assets under management	$48,623	$46,964	-3.4%
Institutional managed assets	3,557	3,469	-2.5%
TOTAL assets under management	$52,180	$50,433	-3.3%
Assante assets under administration*	17,641	17,112	-3.0%
Blackmont assets under administration	6,107	5,954	-2.5%
TOTAL assets under administration	$23,748	$23,066	-2.9%
CI other fee-earning assets	1,023	953	-6.8%
TOTAL FEE-EARNING ASSETS	$76,951	$74,452	-3.2%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	January 31/09 (millions)	February 28/09 (millions)	% Change
Monthly	$49,934	$48,237	-3.4%
Quarter-to-date	$49,934	$49,129	-1.6%
Fiscal year-to-date	$49,934	$49,129	-1.6%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	December 31/08 (millions)	February 28/09 (millions)	% Change
Fiscal year average retail assets	$60,208	$49,129	-18.4%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
Total outstanding shares	294,603,613	Bank debt	$962
QTD weighted avg. shares	293,373,101	Cash and marketable securities	(84)
Yield at $13.08	3.7%	Net debt outstanding	$878
In-the-money options	5,050,983	In-the-money option liability (net of tax)	$1
Percentage of all options	68%	Terminal redemption value of funds	$796
All options % of shares	2.5%	Quarter-to-date equity-based compensation**	$1

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($14.50) to February 28, 2009 ($13.08).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**44%**	**Asia**	**3%**
United States	**25%**	**Other**	**3%**
Europe	**9%**	**Cash**	**16%**

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending March 31, 2009

Toronto, March 5, 2009 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending March 31, 2009 of $0.04167 per Priority Equity Share payable on March 31, 2009 to unitholders of record as at March 15, 2009.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2009\mar\rel-cxc.doc

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: GSX.PR.A **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

Toronto, March 5, 2009 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending March 31, 2009 of $0.13125 per preferred share payable on March 31, 2009 to shareholders of record as at March 13, 2009.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\distributions\2009\mar\rel-gsx.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial to acquire Perimeter Financial

TORONTO (March 10, 2009) – CI Financial Corp. ("CI") today announced that its wholly owned subsidiary CI Investments Inc. has entered into a definitive agreement to acquire Perimeter Financial Corp. ("Perimeter"), an operator of alternative trading systems.

Perimeter, through its wholly owned subsidiary Perimeter Markets Inc., operates three alternative trading systems, CBID Institutional, CBID Retail and CBID Futures, which provide transparent marketplaces to trade Canadian fixed-income instruments for institutional and retail customers.

"We are pleased to acquire CBID, a proven system with exciting potential," said Stephen A. MacPhail, CI President. "With the stability and resources provided by CI's ownership, we expect renewed growth and success for the CBID business."

"Working with CI, which shares our focus on innovation, will help continue the evolution of electronic trading in Canada," said Doug Steiner, Chief Executive Officer of Perimeter. "The CBID system delivers significant benefits to institutional and retail investors, including increased liquidity, transparency and transaction efficiency."

The CBID team will remain in place, led by Geoff Eby, President of Perimeter Markets. The transaction, which is subject to regulatory approval, is expected to close in April. Terms were not disclosed.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $74.5 billion in fee-earnings assets as of February 28, 2009. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

CI Financial

News Release

For further information:

Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145

Douglas E. Steiner
Chairman and CEO
Perimeter Financial Corp.
(416) 703-6787

82-4994

CI Financial

2, rue Queen Est, Vingtième étage, Toronto (Ontario) M5C 3G7
Téléphone : 416-364-1145 Sans frais : 1-800-268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

CI Financial acquiert Perimeter Financial

TORONTO (10 mars 2009) – CI Financial Corp. (« CI ») a annoncé que sa filiale à part entière CI Investments Inc. a conclu une entente définitive pour acquérir Perimeter Financial Corp. (« Perimeter »), un opérateur de systèmes de négociation parallèle.

Perimeter, par l'entremise de sa filiale à part entière Perimeter Markets Inc., assure le fonctionnement de trois systèmes de négociation parallèle, CBID Institutional, CBID Retail et CBID Futures, qui offrent des marchés transparents dans lesquels les clients institutionnels et au détail peuvent effectuer des négociations de titres à revenu fixe canadiens.

« Nous sommes heureux d'acquérir CBID, un système éprouvé qui offre un potentiel intéressant, » a déclaré Stephen A. MacPhail, président de CI. « Avec la stabilité et les ressources qu'offre l'acquisition par CI, nous nous attendons à voir de la croissance et du succès dans les activités de CBID. »

« En travaillant avec CI, qui partage notre focus sur l'innovation, nous poursuivrons l'évolution des négociations électroniques au Canada, » a déclaré Doug Steiner, chef de la direction de Perimeter. « Le système de CBID offre des avantages importants aux investisseurs institutionnels et au détail, y compris une augmentation de la liquidité, de la transparence et de l'efficacité des opérations. »

L'équipe de CBID demeurera en place, avec Geoff Eby, président de Perimeter Markets, à la tête de la direction. L'opération, qui est assujettie à l'approbation des organismes de réglementation, est prévue de s'achever au mois d'avril. Les modalités de l'entente n'ont pas été divulguées.

CI Financial Corp. (TSX : CIX) est une société de gestion de placements indépendante, sous contrôle canadien, qui gérait un actif rapportant des commissions de 74,5 milliards de dollars au 28 février 2009. CI offre une large gamme de produits et services de placement, dont l'une des plus importantes sélections de fonds de placement de l'industrie, et possède un site web qui se trouve à l'adresse www.ci.com/cix.

Ce communiqué de presse contient des énoncés prévisionnels pour CI et ses produits et services, y compris ses transactions professionnelles et sa stratégie ainsi que son rendement financier et sa situation. Bien que la direction croit que les prévisions reflétées dans de telles déclarations prospectives soient raisonnables, elles comportent un certain degré de risque et d'incertitude. Les résultats réels peuvent varier de façon appréciable par rapport à ceux exprimés ou signifiés par de telles déclarations prospectives. Les facteurs pouvant causer une variation des résultats réels par rapport aux déclarations incluent notamment les facteurs liés à la conjoncture économique générale et à la conjoncture des marchés, y compris les taux d'intérêt, la concurrence, les changements dans la réglementation ou dans la législation fiscale, ainsi que tout autre facteur dont il est question dans les documents déposés de temps à autre auprès des autorités de réglementation pertinentes.

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Pour de plus amples renseignements, veuillez communiquer avec :
Stephen A. MacPhail
Président,
CI Financial Corp.
416-364-1145

Douglas E. Steiner
Président et chef de la direction
Perimeter Financial Corp.
416-703-6787

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

Harmonized sales tax would be a massive hidden tax on savings

TORONTO (March 13, 2009) – Harmonization of Ontario's sales tax with the federal GST would lead to a massive tax on the savings of ordinary citizens, notes CI Financial Corp., which manages or administers approximately $75 billion on behalf of Canadian investors.

"A harmonized sales tax could drain over half a billion dollars a year from the investment accounts of Ontario residents," said Stephen A. MacPhail, CI President. "Ontarians need to be aware of all of the implications of harmonizing the GST and the provincial sales tax. We urge the provincial government to avoid any new tax on savings, especially under the guise of a consumption tax."

If a harmonized sales tax (HST) is applied to the same items as the GST, it would result in additional taxes being applied to investment management services, including mutual funds, segregated funds and other managed investment accounts, which are part of many registered savings plans, registered income funds, locked-in retirement accounts and defined contribution pension plans.

The HST would generate a significant tax windfall for the province, Mr. MacPhail said. Already, the GST is costing CI Financial's Ontario clients about $28 million a year, and CI calculates that they would pay another $44 million annually under the HST, assuming the provincial portion of the tax is set at 8%. That means for every $20,000 invested in a mutual fund, an investor would pay $52 each year in HST. For the investment fund industry as a whole, CI estimates that the GST is draining over $300 million annually from the savings of Ontario residents, and that an HST would take an additional $500 million a year. The actual impact on investors would be even larger, considering the incremental tax that would be charged to numerous defined contribution plans.

"This tax grab is the opposite of sensible public policy," Mr. MacPhail said. "Government should be encouraging people to save for their retirement and giving people incentives to invest in shares of Canadian companies to help them grow. People are reluctant to invest today, which starves businesses of capital and hurts the economy and employment. We need to be reducing taxes on capital gains and dividends, not increasing taxes and making a difficult time even worse for businesses and investors."

While consumers might benefit from lower prices on manufactured goods under an HST because Ontario manufacturers would be able to claim credits for tax paid on the inputs used to make their products, there is no similar offset for investment managers.

The tax would affect a broad range of investors, from young couples struggling to make their annual RRSP contributions to the thousands of retirees living off their personal savings or payments from defined contribution plans.

Furthermore, Mr. MacPhail noted, the tax would be hidden from investors because the Ontario Securities Commission requires fund managers to report a single management expense ratio, a figure that includes the management fee and other costs, such as taxes. No other business is required to hide the tax from consumers in this way.

Mr. MacPhail said the GST should never have been imposed on investment management services, since it was introduced as a consumption tax and savings were to be exempt. Nevertheless, the federal government quietly applied the GST to mutual and segregated funds, while other investment vehicles were not taxed. In the face of challenges from the industry, the government introduced legislation in 1997 to reinforce the GST charge on funds retroactively to the GST's inception.

"A harmonized tax that targeted savings would only compound the inequity of the GST and discourage the growth of Ontario's financial services industry, which is a significant contributor to the provincial economy," Mr. MacPhail said. "Speaking on behalf of not only CI's one million clients in Ontario but all investors, we ask the provincial government not to implement this tax on savings."

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with $74.5 billion in fee-earning assets at February 28, 2009. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145